 EXHIBIT 99.2

EXECUTION VERSION

MOGO INC.

and

CARTA SOLUTIONS HOLDING CORP.

ARRANGEMENT AGREEMENT

November 17, 2020

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SCHEDULES

Schedule A Arrangement Resolution

Schedule B Plan of Arrangement

Schedule C Illustrative Working Capital Calculation

Schedule D Illustrative Indebtedness Calculation

Schedule E Representations and Warranties of the Purchaser

Schedule F Representations and Warranties of the Company

Schedule G Purchaser’s Retention Plan

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of November 17, 2020,

B E T W E E N:

MOGO INC., a corporation existing under the Business Corporations Act (British Columbia),

(the “Purchaser”)

- and -

CARTA SOLUTIONS HOLDING CORP., a corporation existing under the Canada Business Corporations Act,

(the “Company”).

RECITALS:

A.

The board of directors of each of the Purchaser and the Company has determined that it would be in the best interests of the Purchaser and the Company, respectively, for the Purchaser to acquire the Company.

B.	The Parties intend to carry out the transaction contemplated in this Agreement by way of a Plan of Arrangement under the provisions of the Canada Business Corporations Act.

C.

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.

D.

The Company Board has determined, after receiving financial and legal advice, that the Consideration to be received by the Company Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Company, and the Company Board has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement.

E.	The Purchaser Board has determined that the Arrangement is in the best interests of the Purchaser subject to the terms and the conditions contained in this Agreement.

F.

The Purchaser has, as of the date hereof, entered into the Company Voting Support Agreements with the Company Existing Voting Support Securityholders, pursuant to which, among other things, such Company Existing Voting Support Securityholders have agreed, subject to the terms and conditions thereof, to vote their Company Shares in favour of the Arrangement Resolution.

G.	The Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions contemplated herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

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ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser and/or one or more of its wholly-owned Subsidiaries) after the date of this Agreement, whether or not delivered to the shareholders of the Company, relating to:

(a)	any sale or disposition (or any lease, long-term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in aggregate represent 20% or more of the consolidated assets of the Company and its Subsidiaries;

(b)	any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Company on a partially diluted basis;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Material Subsidiaries; or

(d)	any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions.

"Agreement" means this arrangement agreement together with the Schedules attached hereto and the Company Disclosure Letter and Purchaser Disclosure Letter, as the same may be amended supplemented or otherwise modified from time to time in accordance with the provisions hereof.

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Resolution" means the special resolution of the Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form of Schedule A.

"Breaching Party" has the meaning specified in Section 4.9(3).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

"CBCA" means the Canada Business Corporations Act.

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"Change in Recommendation" occurs or is made when, (i) the Company Board or any committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Purchaser to do so, the Company Board Recommendation, or (ii) the Company Board or any committee of the Company Board takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after first learning of an Acquisition Proposal, or (iii) the Company Board or any committee of the Company Board takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Company Board or a committee of the Company Board does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Company Shareholders, or (iv) the Company Board or any committee of the Company Board resolves or proposes to take any of the foregoing actions.

"Closing Cash Estimate" means a good faith estimate of all cash and cash equivalents of any kind as of the Effective Date, adjusted to [redacted].

"Common Shares" means the common shares in the capital of the Company.

"Company" means Carta Solutions Holding Corp.

"Company 2019 Notes" means the $3.0 million principal amount of notes issued by the Company on December 11, 2019 ($1.5 million) and January 29, 2020 ($1.5 million).

"Company 2020 Notes" means, collectively, the Company 2020 Notes (Tranche One) and the Company 2020 Notes (Tranche Two).

"Company 2020 Notes (Tranche One)" means the $750,000 principal amount of notes issued by the Company on July 29, 2020.

"Company 2020 Notes (Tranche Two)" means notes in the aggregate principal amount of not less than $750,000 to be issued prior to the Effective Date by the Company on the same terms as the Company 2020 Notes (Tranche One).

"Company Balance Sheet" means the annual consolidated balance sheet of the Company as of December 31, 2019 and the interim consolidated balance sheet of the Company as of June 30, 2020.

"Company Board" means the board of directors of the Company as constituted from time to time.

"Company Board Recommendation" has the meaning specified in Section 2.4(2).

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Company Circular Mailing Date" has the meaning specified in Section 2.4(1).

"Company's Constating Documents" means articles of continuance, by-laws and all amendments to such articles (or, in each case, the equivalent), and all other constating documents of the Company.

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"Company Dilutive Securities" has the meaning specified in Section (f) of Schedule D.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

"Company Employee Plan" means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other employee or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability.

"Company Employees" has the meaning specified in Section (r) of Schedule D.

"Company Existing Voting Support Securities" means the Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Company 2019 Notes and the Company 2020 Notes (Tranche One).

"Company Existing Voting Support Securityholders" means Company Securityholders holding at least 2/3 of each of the Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Company 2019 Notes and the Company 2020 Notes (Tranche One).

"Company Financial Statements" means the Company's audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and December 31, 2018 (including the notes thereto) and the Company's unaudited consolidated financial statements as at and for the three and six-month period ended June 30, 2020 (including the notes thereto).

"Company Key Consents" means the consents set out in Section 6.2(5) of the Company Disclosure Letter.

"Company Leased Real Property" has the meaning specified in Section (l) of Schedule D.

"Company Material Contract" means any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(b)	relating to any direct or indirect guarantee of any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $1,000,000 in the aggregate;

(c)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset;

(d)	restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Encumbrance) or the incurrence of any Encumbrances on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company;

(e)	under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term;

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(f)	that creates an exclusive dealing arrangement or right of first or last offer or refusal;

(g)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset other than in the Ordinary Course;

(h)	providing for the establishment, organization or formation of any joint venture or similar arrangement;

(i)	that limits or restricts (A) the ability of such Person or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of third parties to whom such Person or any of its Subsidiaries may sell products or deliver services; or

(j)	that is otherwise material to such Person and its Subsidiaries, taken as a whole.

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution.

"Company Options" means the outstanding options to purchase Series C Preferred Shares issued pursuant to the Company Stock Option Plan.

"Company Real Property" has the meaning specified in Section (l) of Schedule D.

"Company Securities" means, collectively, the Company Shares and the Company Dilutive Securities.

"Company Securityholders" means the holders of Company Securities.

"Company Shareholders" means the registered or beneficial holders of Company Shares, as the context requires.

"Company Shares" means the Common Shares, Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares.

"Company Stock Option Plan" means the stock option plan of the Company effective January 1, 2013, as amended.

"Company Voting Support Agreements" means the voting agreements made between the Purchaser and the Company Voting Support Securityholders setting forth the terms and conditions on which the Company Voting Support Securityholders have agreed to vote their Company Voting Securities in favour of the Arrangement Resolution.

"Company Voting Support Securities" means the Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Company 2019 Notes and the Company 2020 Notes.

"Company Voting Support Securityholders" means Company Securityholders holding at least 2/3 of each of the Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Company 2019 Notes and the Company 2020 Notes.

"Confidentiality Agreement" means the confidentiality provisions of the amended and restated letter of intent dated November 9, 2020 between the Purchaser and the Company.

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"Consideration" means the consideration to be received by the Limited Partnership pursuant to the Plan of Arrangement on behalf of the Company Securityholders consisting of an aggregate of 10,000,000 Purchaser Shares less the Working Capital Adjustment.

"Contract" means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which such Person or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means Ontario Superior Court of Justice.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval System of the United States Securities and Exchange Commission.

"Effective Date" means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement.

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement.

"Encumbrances" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Environmental Laws" has the meaning specified in Section (v) of Schedule E.

"Expense Reimbursement Fee" means:

(i)	if the termination of this Agreement occurs prior to the Company Circular Mailing Date, $300,000; or

(ii)	if the termination of this Agreement occurs on or after the Company Circular Mailing Date, $500,000.

"Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"HPS" has the meaning specified in Section 4.1(2)(t).

"IFRS" means International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

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“Indebtedness” means (i) any liability, for borrowed money (including bank loans, lines of credit and loans from related parties), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, or any other obligation that meets the definition of a liability in accordance with IFRS, other than, in each case (y) accounts payable representing unsecured claims of trade creditors created or assumed in the ordinary course in connection with the obtaining of materials or services that are included in Working Capital, and (z) any other liability that is included in Working Capital, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn, and (iv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (iii) above, an illustrative calculation of which is attached as Schedule D.

"Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Intellectual Property Rights" has the meaning specified in Section (y) of Schedule F.

"Law" means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Limited Partnership" means a limited partnership formed under the Limited Partnerships Act (Ontario), governed by a limited partnership agreement in substantially the form attached as Appendix A to Schedule B, and is expected to have the name Carta Limited Partnership.

"Material Adverse Effect" means, in respect of any Person, any fact or state of facts, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances is or could reasonably be expected to be material and adverse to the business, operations, results of operations, prospects, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Person and its Subsidiaries, taken as a whole, except, any such change, event, occurrence, effect, or circumstance resulting from:

(a)	any change affecting the industries in which that Person and its Subsidiaries operate;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(c)	any change in IFRS;

(d)	any change in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets in Canada or the United States;

(e)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

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(f)	the COVID-19 pandemic;

(g)	any action taken by that Person or any of its Subsidiaries which is required to be taken pursuant to this Agreement;

(h)	any actions taken (or omitted to be taken) upon the request of the Purchaser (in respect of the Company) or the Company (in respect of the Purchaser) in accordance with the provisions of this Agreement;

(i)	the announcement or performance of this Agreement or consummation of the Arrangement; or

(j)	any change in the market price or trading volume of any securities of that Person (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of that Person trade, provided, however, that with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on that Person and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the relevant industry or industries in which that Person and/or its Subsidiaries operates; and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Subsidiaries" means Carta Financial Services Ltd., Carta Solutions Processing Services Corp. Canada, Carta Solutions Processing Services Corp. Cyprus Ltd., Carta Solutions Singapore PTE Ltd., and Carta Solutions Processing Services Corp.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"NASDAQ" means the Nasdaq Capital Market.

"officer" has the meaning specified in the Securities Act (British Columbia).

"Orders" has the meaning specified in Section (q) of Schedule D.

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the business of the Person.

"Outside Date" means March 15, 2021, or such later date as may be agreed to in writing by the Parties.

"Owned Real Property" has the meaning specified in Section (l) of Schedule D

"Parties" means the Company and the Purchaser and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

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"Personal Property" has the meaning specified in Section (l) of Schedule E.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule B, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Proceedings" has the meaning specified in Section (q) of Schedule E.

"Purchaser" means Mogo Inc.

"Purchaser Balance Sheet" means the interim consolidated balance sheet of the Purchaser as of September 30, 2020.

"Purchaser Board" means the board of directors of the Purchaser as constituted from time to time.

"Purchaser Board Recommendation" has the meaning specified in Section 2.11(1)(h).

"Purchaser Change in Recommendation" occurs or is made when, (i) the Purchaser Board or any committee of the Purchaser Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Purchaser Shareholder Meeting) after having been requested in writing by the Company to do so, the Purchaser Board Recommendation, or (ii) the Purchaser Board or any committee of the Purchaser Board takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Purchaser Board or a committee of the Purchaser Board does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Purchaser, or (iv) the Purchaser Board or any committee of the Purchaser Board resolves or proposes to take any of the foregoing actions.

"Purchaser Circular" means the notice of the Purchaser Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Purchaser Convertible Instruments" has the meaning specified in Section (f) of Schedule E.

"Purchaser Debenture Indenture" means the convertible debenture indenture dated June 6, 2017 between the Purchaser and Computershare Trust Company of Canada, as may be amended, restated or supplemented from time to time.

"Purchaser Debentures" means the convertible debentures of the Purchaser issued pursuant to Purchaser Debenture Indenture.

"Purchaser Dilutive Securities" has the meaning specified in Section (f) of Schedule E.

"Purchaser Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

"Purchaser Employees" means the employees of the Purchaser and its Subsidiaries.

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"Purchaser Financial Statements" means the Purchaser's audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and December 31, 2018 (including the notes thereto) and related management's discussion and analysis and the Purchasers consolidated interim financial statements as at and for the nine months ended September 30, 2020 and September 30, 2019, included in the Purchaser Public Record.

"Purchaser Key Consent Expense Reimbursement Fee" means:

(i)	if an event occurs prior to the Company Circular Mailing Date as a result of which the condition set forth in Section 6.1(7) is not capable of being satisfied by the Outside Date, $150,000; or

(ii)	if an event occurs on or after the Company Circular Mailing Date as a result of which the condition set forth in Section 6.1(7) is not capable of being satisfied by the Outside Date, $250,000.

"Purchaser Key Consents" means the consents set out in Section 6.1(7) of the Purchaser Disclosure Letter.

"Purchaser Leased Real Property" has the meaning specified in Section (l) of Schedule E.

"Purchaser Matching Period" has the meaning specified in Section 5.4(1)(e).

"Purchaser Material Contract" means any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(b)	relating to any direct or indirect guarantee of any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset;

(d)	restricting the incurrence of indebtedness by the Purchaser or any of its Subsidiaries (including by requiring the granting of an equal and rateable Encumbrance) or the incurrence of any Encumbrances on any properties or assets of the Purchaser or any of its Subsidiaries, or restricting the payment of dividends by the Purchaser;

(e)	under which the Purchaser or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 over the remaining term;

(f)	that creates an exclusive dealing arrangement or right of first or last offer or refusal;

(g)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset other than in the Ordinary Course;

(h)	providing for the establishment, organization or formation of any joint venture or similar arrangement;

(i)	that limits or restricts (A) the ability of such Person or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of third parties to whom such Person or any of its Subsidiaries may sell products or deliver services; or

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(j)	that is otherwise material to such Person and its Subsidiaries, taken as a whole.

"Purchaser Material Subsidiaries" means Mogo Finance Technology Inc., Mogo Financial Inc., Mogo Mortgage Technology Inc. and Mogo Blockchain Technology Inc.

"Purchaser NCD Warrants" means the outstanding warrants to purchase Purchaser Shares issued to holders of debentures of certain Subsidiaries of the Purchaser.

"Purchaser Options" means options to purchase Purchaser Shares.

"Purchaser Postmedia Warrants" means the outstanding warrants to purchase Purchaser Shares issued to Postmedia Network Inc.

"Purchaser Public Record" has the meaning specified in Section (i) of Schedule E.

"Purchaser Real Property" has the meaning specified in Section (l) of Schedule E.

"Purchaser RSU Plan" means the restricted share unit plan of the Company effective June 25, 2015, as amended.

"Purchaser RSUs" means restricted share units of the Purchaser pursuant to the Purchaser RSU Plan.

"Purchaser Securityholders" means the holders of securities of the Purchaser.

"Purchaser Share" means a fully paid common share in the capital of the Purchaser.

"Purchaser Shareholder Approval" means approval by the requisite majority of Purchaser Shareholders of the Purchaser Shareholder Resolution.

"Purchaser Shareholder Meeting" means a meeting of Purchaser Shareholders, Shareholders, which may be, at the discretion of the Purchaser, a special meeting or an annual general and special meeting, including any adjournment or postponement of such meeting, to be called and held to consider the Purchaser Shareholder Resolution.

“Purchaser Shareholder Resolution” means the resolution(s) of Purchaser Shareholders approving the issuance of the Purchaser Shares under the Arrangement in accordance with Section 611(c) of the TSX Company Manual and presented at the Purchaser Shareholder Meeting.

"Purchaser Shareholders" means the registered or beneficial holders of Purchaser Shares, as the context requires.

"Purchaser Stock Option Plans" means the amended and restated stock option plan of the Purchaser dated June 13, 2013 and the stock option plan of the Purchaser dated June 21, 2019, each as may be amended, restated or supplemented from time to time.

"Purchaser Warrant Indenture" means the warrant indenture dated October 7, 2020 between the Purchaser and Computershare Trust Company of Canada, as may be amended, restated or supplemented from time to time.

"Purchaser's Constating Documents" means the notice of articles, articles and all amendments to such articles (or, in each case, the equivalent), and all other constating documents of the Purchaser.

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"Regulatory Approval" means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

"Representative" means, with respect to a Person, any officer, director, employee, representative (including any financial or other adviser) or agent of such Person or of any of its Subsidiaries.

"Required Approval" has the meaning specified in Section 2.2(b).

"Retention Plan" means the Purchaser's employee retention plan as more particularly described in Schedule G.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Securities Authorities" means, with respect to the Purchaser, the British Columbia Securities Commission, and with respect to the Company, the Ontario Securities Commission, and in each case any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, or, as applicable in respect of the Company, in the United States.

"Securities Laws" means the Securities Act (British Columbia), the Securities Act (Ontario) and any other applicable provincial or territorial securities Laws.

"Series A Preferred Shares" means Series A preferred shares in the capital of the Company.

"Series B Preferred Shares" means Series B preferred shares in the capital of the Company.

"Series C Preferred Shares" means Series C preferred shares in the capital of the Company.

"Subsidiary" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions as in effect on the date of this Agreement, and, for the avoidance of doubt, in respect on the Company, shall include Carta Solutions Processing Services Corp.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm's length third party to acquire not less than all of the outstanding Company Shares (where such Acquisition Proposal is in respect of the Company Shares) or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of Article 5;

(b)	is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)	is not subject, either by the terms of such Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the Person making the Acquisition Proposal be obtained;

(d)	if any consideration is cash, is not subject to any financing contingency or condition;

(e)	is not subject, either by the terms of such Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval;

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(f)	is not subject to any due diligence or access condition;

(g)	does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that the Company completes the Arrangement or any similar other transaction with the Purchaser or any of its affiliates agreed prior to any termination of this Agreement; and

(h)	that the Company Board determines, in its good faith judgment, after receiving the advice of its legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, (i) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)), and (ii) the failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with the fiduciary duties of the Company Board.

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning specified in Section 4.9(3).

"Termination Fee" means $1,250,000.

"Termination Fee Event" has the meaning specified in Section 7.4(2).

"Termination Notice" has the meaning specified in Section 4.9(3).

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"Trade Secrets"means confidential know how, methods, technical information, data, processes, or plans used or owned by the Company in the development, production or exploitation of any Intellectual Property Rights or other assets.

"TSX" means the Toronto Stock Exchange.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934.

"U.S. Securities Act" means the United States Securities Act of 1933.

"Working Capital Adjustment" has the meaning specified in Section 1.1 of Schedule B.

"Working Capital Estimate" means a good faith estimate of the amount of working capital, prepared in accordance with IFRS consistently applied with the illustrative calculation set out in Schedule C, that (i) includes cash and cash equivalents, accounts receivable (net of allowances), prepaid expenses, accounts payable, and accrued liabilities; (ii) excludes deferred revenue, accrued interest, and the accrual for withholding taxes related to the Company when it was a corporation existing under the laws of Switzerland in the amount of [redacted]; (iii) excludes right of use (ROU) assets or liabilities; and (iv) [redacted].

"Working Capital Estimate Statement" means a consolidated statement in the form of Schedule C showing the Working Capital Estimate.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of each of David Feller and Gregory Feller. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of each of Peter Kaju and Christopher Payne.

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(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. Unless otherwise specified, references to time are to local time, Vancouver, British Columbia.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Date for Action. If the date on which any action is required to be taken hereunder by any Party, or any time period is to begin or end, is not a Business Day, that action will be required to be taken, or that time period will begin or end, on the next succeeding date that is a Business Day.

Section 1.3 Schedules

(1)	The Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	Each of the Company Disclosure Letter and the Purchaser Disclosure Letter itself and all information contained in them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limiting the foregoing, at the Effective Time, the Plan of Arrangement shall become effective.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before December 18, 2020, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser (which shall include the review of all relevant documents by the Purchaser and the incorporation of all reasonable comments from the Purchaser thereon), prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

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(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the "Required Approval") for the Arrangement Resolution shall be:

(i)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Common Shares present in person or represented by proxy at the Company Meeting, voting separately as a single class;

(ii)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Series A Preferred Shares present in person or represented by proxy at the Company Meeting, voting separately as a single class;

(iii)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Series B Preferred Shares present in person or represented by proxy at the Company Meeting, voting separately as a single class;

(iv)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Series C Preferred Shares and holders of Company Options present in person or represented by proxy at the Company Meeting, voting together as a single class;

(v)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Company 2019 Notes present in person or represented by proxy at the Company Meeting, voting separately as a single class; and

(vi)	the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution by holders of Company 2020 Notes present in person or represented by proxy at the Company Meeting, voting separately as a single class.

(c)	that, in all other respects, the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(e)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(f)	that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws;

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(g)	that it is the Purchaser's intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Shares to be issued pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(h)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3 The Company Meeting

(1)	The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company's Constating Documents and Law as soon as reasonably practicable, and in any event on or before January 31, 2021, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(A)	in the case of an adjournment, as required for quorum purposes; or

(B)	as required or permitted under Section 4.9(3) or Section 5.4(5);

(b)	use commercially reasonable efforts to schedule the Company Meeting on January 15, 2021;

(c)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and the Company may at its own expense, or will if so requested by the Purchaser and at the Purchaser's expense, retain and use the services of a proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution and taking into account the reasonable input of the Purchaser with respect to the solicitation of proxies in respect of the Company Meeting;

(d)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser, acting reasonably;

(e)	permit the Purchaser to, at the Purchaser's expense, on behalf of the management of the Company, directly or through a soliciting agent, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(f)	consult with the Purchaser in fixing the record date for, and date of, the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser's representatives and legal counsel to attend the Company Meeting;

(g)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

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(h)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(i)

at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of (i) the Company Shareholders, together with their addresses and respective holdings of Company Shares, and (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Dilutive Securities). The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4 The Company Circular

(1)	The Company shall prepare and, subject to the Purchaser complying with its obligations pursuant to Section 2.4(4), complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly, and in any event no later than December 28, 2020, cause the Company Circular and such other documents to be sent to each Company Shareholder and other Person as required by the Interim Order and Law (the date on which the Company Circular is so sent, the "Company Circular Mailing Date"), in each case so as to permit the Company Meeting to be held by the date specified in the Interim Order.

(2)	The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a statement that the Company Board has unanimously, after receiving legal and financial advice, determined that the Arrangement Resolution is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation"), (ii) a statement that each director and senior officer of the Company and certain Company Shareholders intends to vote all of such individual's Company Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement, and that each has entered into a Company Voting Support Agreement, and (iii) all statements that, in the reasonable judgment of the Parties and their legal counsel, are required to allow the Parties to rely on the exemption in Section 3(a)(10) of the U.S. Securities Act.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information (including any information or documentation incorporated by reference therein) does not contain any Misrepresentation.

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(5)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

If the Interim Order is obtained, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192(4)(e) of the CBCA as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are reasonable and consistent with this Agreement and the Plan of Arrangement.

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Section 2.7 Arrangement and Effective Date

(1)	The Effective Date will occur on the date upon which the Company and the Purchaser agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, on the date that is two (2) Business Days following the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date), and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP in Toronto, Ontario, or at such other location as may be agreed upon by the Parties.

Section 2.8 Withholding Taxes

The Purchaser and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Company such amounts as the Purchaser or the Company may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.9 Payment of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the Effective Time, deliver to its transfer agent, a treasury direction, irrevocably instructing the Purchaser's transfer agent to issue sufficient Purchaser Shares to pay the aggregate Consideration to be paid to the Limited Partnership on behalf of Company Securityholders in accordance with the Plan of Arrangement at the Effective Time.

Section 2.10 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser's compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	pursuant to Section 2.2(g), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Purchaser Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement;

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(c)	prior to the issuance of the Interim Order, Company will file with the Court a draft copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(d)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Purchaser Shares pursuant to the Arrangement;

(e)	the Company will ensure that each Company Shareholder and other Person entitled to receive Purchaser Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	all Persons entitled to receive Purchaser Shares pursuant to the Arrangement will be advised that Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(g)	the Final Order will expressly include:

(i)	a recital substantially to the following effect:

"It is the intention of the parties to rely on Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and that the declaration of the fairness of, and the approval of, the Arrangement contemplated in the Plan of Arrangement, a copy of which is attached to the final order, by the Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance and distribution of the shares of Mogo Inc. in connection with the Arrangement"; and

(ii)	a statement substantially to the following effect:

"The Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances and exchanges of securities contemplated therein, is fair and reasonable to the Company Shareholders".

(h)	the Interim Order will specify that each Person entitled to receive Purchaser Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)	the Company will promptly after the date of this Agreement and from time to time thereafter as requested by the Purchaser or its Representatives, furnish the Purchaser with a current list of the Company Shareholders, including the names and addresses of all record holders of Company Shares as of the most recent practicable date, and shall provide to the Purchaser and its Representatives such additional information (including updates of the foregoing lists) and such assistance as the Purchaser or its Representatives may reasonably request for the purpose of determining the residency within the United States of holders and beneficial owners of Company Shares.

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Section 2.11 Purchaser Shareholder Meeting

(1)	Subject to the terms of this Agreement, the Purchaser shall:

(a)	convene and conduct the Purchaser Shareholder Meeting in accordance with Purchaser’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before January 31, 2021, for the purpose of considering the Purchaser Shareholder Resolution and for any other proper purpose;

(b)	unless there has been a Change in Recommendation or Purchaser Change in Recommendation, solicit proxies in favour of the approval of the Purchaser Shareholder Resolution and against any resolution submitted by any shareholder of the Purchaser that is inconsistent with the Purchaser Shareholder Resolution and the completion of any of the transactions contemplated by this Agreement, and the Purchaser may at its own expense, or will if so requested by the Company and at the Company's expense, retain and use the services of investment dealers and proxy solicitation services firms to solicit proxies in favour of the approval of the Purchaser Shareholder Resolution;

(c)	permit the Company to, at the Company's expense, on behalf of the management of the Purchaser, directly or through a soliciting dealer, actively solicit proxies in favour of the Purchaser Shareholder Resolution on behalf of management of the Purchaser in compliance with Law and disclose in the Purchaser Circular that the Company may make such solicitations;

(d)	promptly advise the Company, at such times as Company may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Purchaser Shareholder Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Shareholder Resolution;

(e)	promptly advise the Company of any written communication from any Purchaser Shareholder in opposition to the Purchaser Shareholder Resolution;

(f)	as promptly as reasonably practicable, prepare and complete, in consultation with Company, the Purchaser Circular together with any other documents required by Law in connection with the Purchaser Shareholder Meeting, and cause the Purchaser Circular and such other documents to be announced and sent to each Purchaser Shareholder and other Person as required by Law, in connection with the Purchaser Shareholder Meeting;

(g)	give the Company and its legal counsel a reasonable opportunity to review and comment on drafts of the Purchaser Circular and other related documents, and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that any information relating solely to the Company included in the Purchaser Circular must be in a form and content satisfactory to the Company, acting reasonably; and

(h)	ensure that the Purchaser Circular complies in all material respects with all Laws, does not contain any Misrepresentation (except that Purchaser shall not be responsible for any information relating to the Company and its Subsidiaries contained in the Purchaser Circular). Without limiting the generality of the foregoing, the Purchaser Circular must include a statement that the Purchaser Board unanimously recommends that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution (the "Purchaser Board Recommendation").

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(2)	The Company shall provide to the Purchaser all information regarding the Company and its Subsidiaries that are required by Law to be included by Purchaser in the Purchaser Circular. The Company shall ensure that such information shall not include any Misrepresentation.

(3)	Each Party shall promptly notify the other Party if it becomes aware that the Purchaser Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Purchaser Shareholders and, if required by Law, file the same with the Governmental Entities and as otherwise required.

(4)	The Parties acknowledge and agree that the Purchaser Shareholder Meeting may be, at the discretion of the Purchaser a special meeting or an annual general and special meeting of Purchaser Shareholders.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule E and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)	Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, the Purchaser represents and warrants to the Company as set forth in Schedule F and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall conduct business in the Ordinary Course and in compliance, in all material respects, with all Laws.

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(2)	Without limiting the generality of Section 4.1(1), the Company shall use commercially reasonable efforts to preserve intact the current business organization of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Company and, except for transactions involving the Company and one or more of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company or with the prior written consent of the Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend the Company's Constating Documents or any Subsidiary's constating documents;

(b)

split, combine or reclassify any of its shares or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(c)	amend or modify the terms of any securities of the Company (including the vesting thereof);

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(e)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Company Shares, except for the issuance of Company Shares issuable upon the exercise or vesting of the Company Dilutive Securities outstanding on the date of this Agreement in accordance with the terms thereof;

(f)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any material assets, securities, properties, licences, interests or businesses;

(g)

sell, lease, transfer, encumber or otherwise dispose of any of its assets or any interest therein except for assets which are obsolete and which individually or in the aggregate do not exceed $100,000;

(h)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(i)	prepay any indebtedness before it falls due or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)

make, amend or rescind any material Tax election, amend, in any manner adverse to the Company, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting;

(m)	take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

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(n)	other than in the Ordinary Course, make any bonus or profit sharing distribution or similar payment of any kind;

(o)	make any change in the Company's methods of accounting, except as required by concurrent changes in IFRS;

(p)	(i) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or director or executive officer of the Company or any of its Subsidiaries; or (ii) increase the benefits payable under any existing severance or termination pay policies with any Company Employee or director or executive officer of the Company or any of its Subsidiaries; or (iii) increase the benefits payable under any employment agreements with any Company Employee or director or executive officer of the Company or any of its Subsidiaries except with respect of Company Employees who are not directors or executive officers of the Company, and then only in the Ordinary Course; or (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or executive officer of the Company; (v) enter into any employment or other similar agreement with any Person which includes any change of control provision or any provision for severance or termination pay in excess of the statutory minimum; or (vi) increase compensation, bonus levels or other benefits payable to any Company Employee or director or executive officer of the Company or any of its Subsidiaries (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in a manner consistent with past practice);

(q)	cancel, waive, release, assign, settle or compromise any claims or rights;

(r)	compromise or settle any material litigation, proceeding or governmental investigation;

(s)	amend or modify in any material respect, or terminate or waive any right under, any Company Material Contract of the Company or enter into any contract or agreement that would be a Company Material Contract of the Company if in effect on the date hereof, except that the Company may issue Company 2020 Notes (Tranche Two) to the holders of Company 2020 Notes (Tranche One) upon receipt of proceeds equal to the face value of such Company 2020 Notes (Tranche Two). For the purposes of this Section 4.1, the term "Company Material Contract" shall have the meaning assigned to such term in Section 1.1 except references to "$1,000,000" shall be deemed to be references to "$100,000";

(t)	[redacted];

(u)	except as contemplated in Section 4.10 amend, modify or terminate any insurance policy of the Company or any of its Subsidiaries in effect on the date of this Agreement;

(v)	amend, terminate, cancel or allow to lapse any insurance policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such amendment, termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage of equal to or greater than the coverage under the amended, terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(w)	adopt a plan of liquidation or resolution providing for the liquidation, dissolution or winding up of the Company or any of its Subsidiaries; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

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(3)	Notwithstanding the foregoing, the provisions of this Section 4.1 will not prohibit the Company from taking or causing or prohibiting its Subsidiaries to take any action that the Company and Purchaser agree, in good faith, is in or not opposed to the best interest of the Company Shareholders.

Section 4.2 Conduct of Business of the Purchaser

(1)	The Purchaser shall use commercially reasonable efforts to preserve intact the current business organization of the Purchaser, keep available the services of the present employees and agents of the Purchaser and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Purchaser having business relationships with the Purchaser and, except for transactions involving the Purchaser and one or more of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Purchaser or with the prior written consent of the Company, the Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend the Purchaser's Constating Documents or any Subsidiary's constating documents;

(b)	split, combine or reclassify any of its shares or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(c)	amend or modify the terms of any securities of the Purchaser (including the vesting thereof); or

(d)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(2)	Notwithstanding the foregoing, the provisions of Section 4.2(1) will not prohibit the Purchaser from taking or causing or prohibiting its Subsidiaries to take any action that the Purchaser and Company agree, in good faith, is in or not opposed to the best interest of the Purchaser Shareholders.

Section 4.3 Mutual Covenants

(1)	Each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder; and

(b)	it shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or otherwise materially impede the consummation of the Arrangement.

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(2)	The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals.

(3)	Subject to Law, the Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by providing one another copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity. Despite the foregoing, the Purchaser is under no obligation to take any steps or actions that would in its determination, acting reasonably, materially affect the Purchaser's right to own, use or exploit its business, operations or assets or those of the Company or any Subsidiary of the Company. It is acknowledged and agreed that the Purchaser shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than one or more provinces or territories of Canada) in order to complete the Arrangement.

Section 4.4 Additional Covenants of the Company Regarding the Arrangement

(1)	The Company shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to obtain and maintain the Company Key Consents and all other third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required to be obtained under the Company Material Contracts of the Company in connection with the Arrangement or (B) required in order to maintain the Company Material Contracts of the Company in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	using its commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d)	executing and delivering, or causing to be executed and delivered, at the Effective Time, such customary agreements, certificates, opinions, resolutions and other closing documents as may reasonably be required by the Purchaser, all in form satisfactory to the Purchaser, acting reasonably;

(e)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement; and

(f)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

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(2)	The Company shall promptly notify the Purchaser of:

(a)	any Material Adverse Effect in respect of the Company or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(d)	any material Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or its or their respective assets.

(3)	No later than two (2) Business Days prior to the Effective Date, the Company, acting reasonably, shall deliver to the Purchaser the Working Capital Estimate Statement.

Section 4.5 Additional Covenants of the Purchaser Regarding the Arrangement

(1)	Except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to:

(a)	obtain any necessary approvals for the listing of the Purchaser Shares forming part of the Consideration following the Effective Date on the TSX and NASDAQ;

(b)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Purchaser Shares to meet its obligations under the Plan of Arrangement;

(c)	oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)	not make a Purchaser Change in Recommendation; and

(e)	executing and delivering, or causing to be executed and delivered, at the Effective Time, such customary agreements, certificates, opinions, resolutions and other closing documents as may reasonably be required by the Company, all in form satisfactory to the Company, acting reasonably.

(2)	The Purchaser shall take such actions as are required to ensure that at the Effective Time, one (1) nominee of the Company shall be appointed to the Purchaser Board.

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(3)	The Purchaser shall promptly notify the Company of:

(a)	any Material Adverse Effect in respect of the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(d)	any material Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser, its Subsidiaries or its or their respective assets.

Section 4.6 Director and Employment Arrangements

(1)	Prior to the Effective Time, the Company shall, unless otherwise agreed by the Purchaser and the Company prior to the Effective Time, use its commercially reasonable efforts to cause the members of the Board and the directors of the Company's Subsidiaries to provide resignations as at the Effective Time.

(2)	The Company will provide releases from liability to such members of the Board and the directors of the Company's Subsidiaries as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, each acting reasonably, in exchange for the execution of releases of the Company and its Subsidiaries (excluding any rights to indemnification set out in Section 4.10) and in form and substance satisfactory to the Purchaser, acting reasonably.

(3)	Prior to the Effective Time, the Company shall, unless otherwise agreed by the Company and the Purchaser prior to the Effective Time, use commercially reasonable efforts to cause, and it shall cause any of its Subsidiaries to use commercially reasonable efforts to:

(a)	cause the officers of the Company and its Subsidiaries listed in Section 4.6(3)(a) of the Company Disclosure Letter to provide resignations with effect from the Effective Time in exchange for the payments set forth in Section 4.6(3)(a) of the Company Disclosure Letter; or

(b)	terminate such executive officers as at the Effective Time.

(4)	The Company will provide releases from liability to such resigned or terminated officers as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, acting reasonably, in exchange for the execution of full and final releases, by the executive officers in favour of the Company and its Subsidiaries, from all liability and obligations (excluding any indemnification obligations set out in Section 4.10) and in form and substance satisfactory to the Purchaser, acting reasonably.

(5)	The Purchaser agrees that the Company, its Subsidiaries and any successor to the Company shall honour and comply with the terms of all the severance payment obligations of the Company or its Subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its Subsidiaries disclosed in Section 4.6(5) of the Company Disclosure Letter.

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Section 4.7 Access to Information; Confidentiality

(1)	Subject to Law, the Company shall, and shall cause its Subsidiaries to, give the Purchaser and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser from time to time reasonably requests.

(2)	Investigations made by or on behalf of a Party, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(3)	Each Party acknowledges that the Confidentiality Agreement continues to apply and that any information provided to a Party under Section 4.7 that is non-public and/or proprietary in nature to the other Party shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.8 Public Communications

(1)	The Purchaser shall publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of the Purchaser's announcement to be approved by the Company in advance, acting reasonably. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and each Party must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(2)	The Company acknowledges that this Agreement may be filed under the Purchaser's profile on SEDAR and EDGAR without any further notice.

(3)	The Company and the Purchaser agree to co-operate in the preparation of presentations, if any, to Company Securityholders and/or the Purchaser Securityholders regarding the Arrangement.

(4)	To the full extent possible, each Party shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. The Party receiving notice of such information and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such Party and its counsel.

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Section 4.9 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any closing condition to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10 Insurance and Indemnification

(1)	The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in Section 4.10 of the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 4.10 of the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

Section 4.11 Pre-Acquisition Reorganization

(1)	Subject to the provisions of this Section 4.11, the Company agrees that it will, and will cause its Subsidiaries, upon the reasonable request of the Purchaser and at the expense of the Purchaser, to use its and their commercially reasonable efforts to effect a reorganization of its business or assets or such other transactions as the Purchaser may request, acting reasonably, (collectively, the "Pre-Acquisition Reorganization"), provided, however, that the Purchaser provides a request to the Company at least 10 Business Days prior to the Company Shareholder Meeting. The Purchaser acknowledges and agrees that the Pre-Acquisition Reorganization shall not (a) impede, delay or prevent completion of the Arrangement (including by giving rise to Proceedings by any person), (b) in the opinion of the Company, acting reasonably, prejudice the Company Shareholders in any material respect, (c) require the Purchaser or the Company to obtain any authorization from their respective securityholders not already contemplated in the Arrangement Resolution or the Purchaser Shareholder Resolution, (d) be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, it being acknowledged by the Purchaser that actions taken pursuant to any Pre-Acquisition Reorganization could require the consent of third parties under applicable Contracts and Governmental Entity, (e) require any contravention of applicable Laws, the Company or its Subsidiaries’ organizational documents or any Company Material Contract, or (f) result in any Taxes being imposed on, or any adverse Tax or other adverse consequences to, any securityholder of the Company greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

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(2)	The Company and the Purchaser will, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including incorporating, to the extent necessary, the steps of the Pre-Acquisition Reorganization into the Plan of Arrangement to the extent they are determined reasonably in advance of the mailing of the Company Circular. The Parties will seek to have the steps and transactions contemplated under any such Pre-Acquisition Reorganization made effective at such times on or prior to the Effective Date (but after the conditions referred to in Article 6 have been satisfied or waived by the Parties, as applicable, to the extent capable of being satisfied or waived prior to the Effective Time), provided, however, that no such Pre-Acquisition Reorganization will be made effective unless: (A) it is reasonably certain, after consulting with the Purchaser, that the Arrangement will become effective; and (B) such Pre-Acquisition Reorganization can be reversed or unwound in a timely fashion without adversely affecting the Company and its Subsidiaries in the event that the Arrangement does not become effective and this Agreement is terminated.

(3)	If the Arrangement is not completed, the Purchaser will (a) forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and its Subsidiaries in effecting any Pre-Acquisition Reorganization, and (b) be responsible for any costs of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of this Agreement in accordance with its terms. The obligation of the Purchaser to reimburse the Company for fees and expenses and to be responsible for costs as set out in this Section 4.11 will be in addition to any other payment the Purchaser may be obligated to make hereunder and will survive termination of this Agreement.

(4)	The Purchaser shall indemnify and save harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Pre-Acquisition Reorganization. No director, officer, employee or agent of the Copany or its Subsidiaries shall be required to take any action in respect of a Pre-Acquisition Reorganization in any capacity other than as a director, officer, employee or agent of the Company and its Subsidiaries, as the case may be.

The Purchaser acknowledges and agrees that the implementation of the Pre-Acquisition Reorganization shall not be considered a breach of any covenant of the Company under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING COMPANY NON-SOLICITATION

Section 5.1 Company Non-Solicitation

(1)	Except as expressly otherwise provided in this Article 5, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

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(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five (5) Business Day period (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Company Meeting)); or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries including by way of such online data room or other electronic delivery method; and

(b)	as soon as practicable and within three (3) Business Days after the date of this Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person (other than the Purchaser), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which the Company or any of its Subsidiaries is a Party, except to permit submissions of expressions of interest prior the date of this Agreement, and covenants and agrees that:

(a)	the Company shall take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which the Company or any of its Subsidiaries is a party; and

(b)	neither the Company, nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

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Section 5.2 Notification of Acquisition Proposals

(1)	If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making such Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company will keep the Purchaser fully informed on a current basis of the status of developments and (to the extent the Company is permitted by Section 5.3 to enter into discussions and negotiations) discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, provided the Company is in compliance with Section 5.1 and Section 5.2, if at any time, prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that did not result from a breach of Section 5.1, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)	the Company Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal is or may reasonably be expected to result in a Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the Person;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person in substantially in the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its Subsidiaries from complying with this Section 5.1); and

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(e)	the Company promptly provides the Purchaser with:

(i)	two (2) Business Days prior written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from the Company's outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Company Board's fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d),

provided that, the Company shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Company or any of its Subsidiaries to such Person if such non-public information has not been previously provided to, or is not concurrently provided to, the Purchaser.

Section 5.4 Purchaser Right to Match

(1)	Provided that the Company is in compliance with Section 5.1, Section 5.2 and Section 5.3, if the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Required Approval of the Arrangement Resolution, the Company Board may, subject to compliance with Article 5 and Section 7.4, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill, use of information, or similar restriction and no waiver of any such provision was granted to the Person;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in respect of such Superior Proposal;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to enter into such definitive agreement, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Company Board's fiduciary duties (the "Superior Proposal Notice");

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five (5) Business Days (the "Purchaser Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set out in Section 5.4(1)(d) from the Company;

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(f)	during any Purchaser Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), following the end of the Purchaser Matching Period, the Company Board has determined in good faith, after consultation with the Company's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2);

(h)	the Company Board has determined in good faith, after consultation with the Company's outside legal counsel that it is necessary for the Company Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties; and

(i)	prior to or concurrently with the entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(iii) and pays the Termination Fee pursuant to Section 7.4.

(2)	During the Purchaser Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Purchaser Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set out in Section 5.4(1)(d) in respect of such new Superior Proposal from the Company.

(4)	The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel. Nothing contained in this Agreement shall prohibit the Company Board from responding, through a directors' circular or otherwise as required by Law to an Acquisition Proposal that it determined not to be a Superior Proposal.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five (5) Business Days after the scheduled date of the Company Meeting, and the Company shall not otherwise propose to adjourn or postpone the Company Meeting.

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Section 5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Required Approval shall have been obtained at the Company Meeting in accordance with the Interim Order.

(2)	Purchaser Shareholder Resolution. The Purchaser Shareholder Approval shall have been obtained at the Purchaser Shareholder Meeting.

(3)	Interim and Final Order. The Interim Order and the Final Order shall have each been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(4)	Purchaser Shares.

(a)	The Purchaser Shares to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of the Company prior to the Effective Dateand/or the Purchaser following the Effective Date; and

(b)	The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to "control persons" or pursuant to section 2.6 of the National Instrument 45-102 - Resale of Securities).

(5)	Illegality. No Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

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(6)	Exchange Approval. The Purchaser Shares forming part of the Consideration shall be conditionally approved for listing on the TSX and NASDAQ following the Effective Time, subject to customary listing conditions of the TSX and NASDAQ.

(7)	Purchaser Key Consents. The Purchaser Key Consents shall have been obtained on terms that are acceptable to the Company and the Purchaser, acting reasonably, and not withdrawn or modified. In the event the Purchaser Key Consents are not obtained and the Purchaser terminates this Agreement, then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Purchaser Key Consent Expense Reimbursement Fee.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser, in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in Section 3.1, Section 5.1(3), Section 5.2 and Schedule D are true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of the Company, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Material Adverse Effect. Since December 31, 2019, there shall not have occurred any Material Adverse Effect in respect of the Company, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(4)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Purchaser) in any jurisdiction that would be reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(b)	prohibit, impair or restrict the Arrangement, or the ownership or operation by the Purchaser of any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of the Company or the Purchaser.

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(5)	Company Key Consents. The Company Key Consents shall have been obtained on terms that are acceptable to the Purchaser, acting reasonably, and not withdrawn or modified.

(6)	Other Regulatory Approvals and Consents. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of the Company or the Purchaser; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably.

(7)	Senior Management Consents. The Company shall have obtained acknowledgements, in a form acceptable to the Purchaser, acting reasonably, duly executed by Peter Kaju, Adil Benlamlih, Giles Sutherland and Richard Wray, confirming their satisfaction with the Purchaser's proposed Retention Plan.

(8)	MIP Partnership. Each holder of Common Shares will have transferred 50% of their Common Shares to a partnership or other similar entity, the governing documents of which will provide that such holders of Common Shares are only entitled to participate in such entity, and be entitled to receive distributions from the assets of such entity or share in the profits of such entity if and only if such holder is employed by the Purchaser or a Subsidiary of the Purchaser on the date that is three years from the Effective Date, such governing documents to be approved by the Purchaser, acting reasonably.

(9)	Indebtedness and Liabilities.

(a)	Upon completion of the transactions contemplated by this Agreement, the Company will have Indebtedness of no greater than $500,000.

(b)	The Company shall have issued, and received the proceeds of, Company 2020 Notes (Tranche Two) in the aggregate amount of not less than $750,000.

(c)	[redacted]

(d)	The Company shall deliver or cause to be delivered to the Purchaser, in form and substance satisfactory to the Purchaser acting reasonably, in respect of each of the secured parties who has any registered security interest affecting any of the assets of the Company and its Subsidiaries, discharges from such secured party.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 3.2 and Schedule C are true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

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(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of its respective covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of the Purchaser, and the Purchaser shall have delivered a certificate confirming same to the Company executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(4)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Company) in any jurisdiction that would be reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Purchaser Shares, including the right to vote the Purchaser Shares;

(b)	prohibit, impair or restrict the Arrangement, or the ownership or operation by the Purchaser of any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of the Company or the Purchaser.

(5)	Purchaser Key Consents. The Purchaser Key Consents shall have been obtained on terms that are acceptable to the Company, acting reasonably, and not withdrawn or modified.

(6)	Other Regulatory Approvals and Consents. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of the Company or the Purchaser; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to the Company, acting reasonably.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

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ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, except that if the reason that the Required Approval shall not have been obtained is because of a breach by the Company of the requirement in this Agreement to hold the Company Meeting, then the Company shall not be permitted to terminate under this Section 7.2(1)(b)(i);

(ii)	the Purchaser Shareholder Approval is not obtained at the Purchaser Shareholder Meeting, except that if the reason that the Purchaser Shareholder Approval shall not have been obtained is because of a breach by the Purchaser of the requirement in this Agreement to hold the Purchaser Shareholder Meeting, then the Purchaser shall not be permitted to terminate under this Section 7.2(1)(b)(ii);

(iii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any condition in Section 6.1 or Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.9(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.2 not to be satisfied; and further provided that, for the purposes of this Section 7.2(1)(c)(i), any intentional breach shall be deemed to be incurable;

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(ii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, there shall have occurred a Change in Recommendation provided that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 7.4;

(iii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 7.4;

(iv)	prior to the approval by the Purchaser Shareholders of the Purchaser Shareholder Resolution, there shall have occurred a Purchaser Change in Recommendation; or

(v)	any event occurs as a result of which the condition set forth in Section 6.3(3) is not capable of being, satisfied by the Outside Date.

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any condition in Section 6.1 or Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.9(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.3 not to be satisfied; and further provided that, for the purposes of this Section 7.2(1)(d)(i), any intentional breach shall be deemed to be incurable;

(ii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, there shall have occurred a Change in Recommendation;

(iii)	prior to the Effective Time, the Company breaches or fails to perform, in any material respect, any covenant or agreement on the part of the Company under Article 5;

(iv)	prior to the Effective Time, any event occurs as a result of which the condition set forth in Section 6.2(3) is not capable of being, satisfied by the Outside Date; or

(v)	prior to the Effective Time, any event occurs as a result of which the condition set forth in Section 6.2(6) is not capable of being, satisfied by the Outside Date.

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Section 7.3 Effect of Termination/Survival

(1)	If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination upon the occurrence of the Effective Time under Section 7.2, this Section 7.3, Section 7.4 through and including Section 7.5 and Article 8 shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach or fraud by it prior to the date of such termination.

(2)	As used in this Section 7.3, "wilful breach" means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 7.4 Company Obligation to Pay Termination Fee

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, in consideration for the disposition of its rights under this Agreement, the Company shall pay the Purchaser the Termination Fee in accordance with Section 7.4(3).

(2)	For the purposes of this Agreement, "Termination Fee Event" means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) (Change in Recommendation) or Section 7.2(1)(d)(iii) (Breach of Article 5);

(b)	by the Company, pursuant to Section 7.2(1)(c)(iii) (To enter into a Superior Proposal);

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) (Failure to obtain Required Approval) or Section 7.2(1)(b)(iv) (Effective Time not prior to Outside Date), if:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than the Purchaser or any of its affiliates or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)	within 12 months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more", either individually or in the aggregate; or

(d)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) (Failure to obtain Required Approval) if prior to the Company Meeting there has occurred a Change in Recommendation.

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(3)	The Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 7.4(2)(a) and Section 7.4(2)(d), within three (3) Business Days of the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement described in Section 7.4(2)(b), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement described in Section 7.4(2)(c), on or prior to the earlier of the consummation of the applicable transaction referred to in Section 7.4(2)(c).

(4)	The Parties acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 7.4 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, that the Termination Fee represents consideration for the Purchaser's disposition of its rights under this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	The Company agrees that the payment of the Termination Fee pursuant to this Section 7.4 is in addition to any damages or other payment or remedy under Section 8.4 to which the Purchaser may be entitled.

Section 7.5 Expenses and Expense Reimbursement

(1)	Subject to Section 7.5(2), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)

In addition to the rights of the Purchaser under Section 7.4(3), if this Agreement is terminated by the Purchaser pursuant to Section 7.2(1)(d)(i) (Breach of Reps and Warranties or Covenants by Company), then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds the Expense Reimbursement Fee. If this Agreement is terminated by the Company pursuant to Section 7.2(1)(c)(i) (Breach of Reps and Warranties or Covenants by Purchaser) or Section 7.2(1)(c)(iv) (Purchaser Change in Recommendation), then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Expense Reimbursement Fee. If this Agreement is terminated pursuant to Section 7.2(1)(b)(i) (Failure to obtain Required Approval) then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds the Expense Reimbursement Fee.

(3)

The payment of the Expense Reimbursement Fee pursuant to Section 7.5(2) shall not preclude a Party from seeking damages and pursuing any and all other remedies that it may have in respect of losses incurred or suffered by such as a result of any breach of any representation or warranty or failure to perform any covenant or agreement on the part of any other Party.

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ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Company at:

Carta Solutions Holding Corp.

5th Floor 30

Wellington Street West

Toronto, ON M5L 1E2

Attention: Peter Kaju

Email: [redacted]

with copies to:

WeirFoulds LLP
Suite 4100, 66 Wellington Street West

Toronto, ON M5K 1B7

Attention: Wayne Egan

Email: wegan@weirfoulds.com

(b)	to the Purchaser at:

Mogo Inc.
Suite 2100 - 401 W. Georgia St.
Vancouver, BC V6B 5A1

Attention: Gregory Feller

Email: [redacted]

with a copy to:

Stikeman Elliott LLP
1700, 666 Burrard Street
Vancouver, BC V6C 2X8

Attention: John F. Anderson

Email: janderson@stikeman.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by electronic mail, on the Business Day on the date of transmission if it is a Business Day and the transmission was sent prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

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Section 8.3 Time of the Essence

Time is of the essence in this Agreement.

Section 8.4 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

Section 8.5 Third Party Beneficiaries

(1)	Except as provided in Section 4.10, which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 8.5 as the "Indemnified Persons"), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.10 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.6 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.7 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

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Section 8.8 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.10 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.11 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12 No Liability

No director or officer of the Purchaser or Purchaser Employee shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries or Company Employee shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.13 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux prיsentes reconnaissent avoir exigי que la prיsente entente et tous les documents qui y sont accessoires soient rיdigיs en anglais seulement.

Section 8.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CARTA SOLUTIONS HOLDING CORP.

By:	"Peter Kaju"
Authorized Signing Officer

MOGO INC.

By:	"Gregory Feller"
Authorized Signing Officer

Signature Page to Arrangement Agreement

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Schedule A

Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Carta Solutions Holding Corp. (the "Company"), as more particularly described and set forth in the Management Information Circular (the "Information Circular") of the Company dated [•], 2020, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement involving the Company and implementing the Arrangement (as it may be or has been amended, the "Plan of Arrangement"), the full text of which is set out in Schedule [•] to the Information Circular, is hereby authorized, approved and adopted.

3.	The arrangement agreement (the "Arrangement Agreement") between the Company and Mogo Inc. dated [•], 2020, as may be further amended or modified in accordance with its terms, and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and any amendments thereto and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Ontario Superior Court of Justice the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule B

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER Section 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means an arrangement under Section 192 of the CBCA, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated November 17, 2020 between Carta and Mogo, as amended;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement, substantially in the form of Exhibit A to the Arrangement Agreement;

(d)	Articles of Arrangement” means the articles of arrangement of Carta in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Parties, each acting reasonably;

(e)	“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Carta” means Carta Solutions Holding Corp., a corporation existing under the CBCA;

(g)	“Carta 2019 Notes” means the $3.0 million principal amount of notes issued by Carta in December, 2019 and January, 2020;

(h)	“Carta 2020 Notes” means the $1.5 million principal amount of notes issued by Carta on July 29, 2020 and [to be issued in January, 2021];

(i)	“Carta Common Shares” means the common shares in the capital of Carta;

(j)	“Carta Limited Partnership” means [Carta Limited Partnership];

(k)	“Carta Limited Partnership Units” means the Class A LP Units, the Class B LP Units, the Class C LP Units, the Class D (MIP) LP Units, the Class E LP Units, the Class F (2019 Notes) Units, and the Class G (2020 Notes) Units;

(l)	“Carta Meeting” means the special meeting of Carta Shareholders, including any adjournment or postponement of such meeting, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

(m)	“Carta Noteholder” means a holder of Carta Notes;

(n)	“Carta Notes” means, collectively, the Carta 2019 Notes and the Carta 2020 Notes;

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(o)	“Carta Options” means the outstanding options to purchase Series C Preferred Shares issued pursuant to the Carta Stock Option Plan;

(p)	“Carta Shareholders” means the holders of Carta Shares;

(q)	“Carta Shares” means the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and the Carta Common Shares;

(r)	“Carta Stock Option Plan” means the stock option plan of Carta effective January 1, 2013, as amended;

(s)	“CBCA” means the Canada Business Corporations Act, as amended;

(t)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(u)	“Class A LP Units” means the class A limited partnership units of Carta Limited Partnership;

(v)	“Class B LP Units” means the class B limited partnership units of Carta Limited Partnership;

(w)	“Class C LP Units” means the class C limited partnership units of Carta Limited Partnership;

(x)	“Class D (MIP) LP Units” means the class D limited partnership units of Carta Limited Partnership;

(y)	“Class F (2019 Note) LP Units” means the class F limited partnership units of Carta Limited Partnership;

(z)	“Class G (2020 Note) LP Units” means the class G limited partnership units of Carta Limited Partnership;

(aa)	“Closing Cash Estimate” has the meaning ascribed to it in the Arrangement Agreement;

(bb)	“Court” means the Ontario Superior Court of Justice;

(cc)	“Director” means the director appointed pursuant to Section 260 of the CBCA;

(dd)

“Effective Date” means the date shown on the Certificate of Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(ee)	“Effective Time” means 11:50 p.m. (Toronto time) on the Effective Date or such other time as Mogo and Carta agree in writing before the Effective Date;

(ff)	“Eligible Transferor” means a Carta Shareholder that is as of the Effective Time either: (i) a resident of Canada, or (ii) a Canadian partnership, in each case, for the purposes of the ITA;

(gg)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

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(hh)	“Former Carta Noteholders” means the holders of Carta Notes immediately prior to the Effective Time;

(ii)	“Former Carta Shareholders” means the holders of Carta Shares immediately prior to the Effective Time;

(jj)	“General Partner” means a corporation incorporated under the laws of the Province of Ontario, or any successor (whether by amalgamation, continuance or otherwise), or any other person who becomes the general partner of the Carta Limited Partnership in place of or in substitution for such corporation from time to time, in each case until such person ceases to be the general partner of the Carta Limited Partnership under the terms of the Limited Partnership Agreement, and in each case in its capacity as general partner of the Carta Limited Partnership;

(kk)	“holder” means, when used with reference to any Carta Shares, the holder of such Carta Shares as shown from time to time on the register of shareholders maintained by or on behalf of Carta in respect of the Carta Shares;

(ll)	“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Carta and Mogo, each acting reasonably, providing for, among other things, the calling and holding of the Carta Meeting, as such order may be amended by the Court with the consent of Carta and Mogo, each acting reasonably;

(mm)	“ITA” means the Income Tax Act (Canada);

(nn)	“Limited Partnership Agreement” means the limited partnership agreement attached as Appendix A to this Plan of Arrangement;

(oo)	“Limited Partnerships Act” means the Limited Partnerships Act (Ontario);

(pp)	“Meeting Date” means the date of the Carta Meeting;

(qq)	“Mogo” means Mogo Inc., a company existing under the laws of the Province of British Columbia;

(rr)	“Mogo Share” means a common share in the authorized capital of Mogo;

(ss)	“Mogo Share Consideration” means 10,000,000 Mogo Shares less the Working Capital Adjustment;

(tt)	“Mogo Share Price Adjustment” means:

(i)	the five-day volume-weighted average trading price of the Mogo Shares on the Toronto Stock Exchange ending on the day that is two (2) Business Days prior to the Effective Date; and (ii) $2.00; or

(ii)	if the Closing Cash Estimate is less than [redacted], the five-day volume-weighted average trading price of the Mogo Shares on the Toronto Stock Exchange ending on the day that is two (2) Business Days prior to the Effective Date;

(uu)	“Parties” means Carta, the Carta Limited Partnership and Mogo and “Party” means any one of them;

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(vv)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 4hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(ww)	“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(xx)	“Series A Preferred Shares” means Series A preferred shares in the capital of Carta;

(yy)	“Series B Preferred Shares” means Series B preferred shares in the capital of Carta;

(zz)	“Series C Preferred Shares” means Series C preferred shares in the capital of Carta;

(aaa)	“Working Capital Adjustment” means that number of Mogo Shares equal to the greater of:

(i)	(A) the difference of [redacted] less the Working Capital Estimate, then divided by (B) the Mogo Share Price Adjustment, and if the Working Capital Estimate is greater than [redacted], this number shall be equal to zero (0); and

(ii)	(A) the difference of [redacted] less the Closing Cash Estimate, then divided by (B) the Mogo Share Price Adjustment, and if the Closing Cash Estimate is greater than [redacted], this number shall be equal to zero (0); and

(bbb)	“Working Capital Estimate” has the meaning ascribed to it in the Arrangement Agreement.

1.2 Interpretation Not Affected by Headings, etc.  The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency.  All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

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ARTICLE 2

ARRANGEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Mogo; (ii) Carta; (iii) the Carta Shareholders; (iv) the Carta Noteholders; and (v) the Carta Limited Partnership.

2.3 Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each Carta Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of such Carta Option or the Carta Stock Option Plan, shall, without any further action by or on behalf of the holders of Carta Options, be deemed to be assigned and transferred by such holders to Carta in exchange for a cash payment of $0.00001 from Carta, and each such Carta Option shall immediately be cancelled;

(b)	concurrently with the preceding step, with respect to each Carta Option:

(i)	the holder thereof shall cease to be the holder of such Carta Option;

(ii)	such holder’s name shall be removed from the register of Carta Options;

(iii)	all option agreements, award agreements, grants and similar instruments relating thereto shall be cancelled; and

(iv)	the holder thereof shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(a) at the time and in the manner specified in Section 2.3(a);

(c)	immediately following the preceding step, each Carta Share and each Carta Note outstanding immediately prior to the Effective Time held by a Carta Shareholder or a holder of Carta Notes, that is an Eligible Transferor shall, without any further action by or on behalf of any Carta Shareholder or Carta Noteholder, be deemed to be assigned and transferred by the holder thereof to the Carta Limited Partnership in exchange for the following consideration:

(i)	for each Series A Preferred Share, the Carta Limited Partnership shall issue to the applicable Carta Shareholder, one Class A LP Unit;

(ii)	for each Series B Preferred Share, the Carta Limited Partnership shall issue to the applicable Carta Shareholder, one Class B LP Unit;

(iii)	for each Series C Preferred Share, the Carta Limited Partnership shall issue to the applicable Carta Shareholder, one Class C LP Unit;

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(iv)	for each Carta Common Share, the Carta Limited Partnership shall issue to the applicable Carta Shareholder, one Class D (MIP) LP Unit;

(v)	for each $1.00 of Carta 2019 Notes, the Carta Limited Partnership shall issue to the applicable Carta Noteholder, one Class F (2019) LP Unit; and

(vi)	for each $1.00 of Carta 2020 Notes, the Carta Limited Partnership shall issue to the applicable Carta Noteholder, one Class G (2020) LP Unit;

(d)	concurrently with the preceding step, each Former Carta Shareholder and each Former Carta Noteholder that was an Eligible Transferor whose Carta Shares or Carta Notes were assigned and transferred in accordance with Section 2.3(c) shall, without any further action by or on behalf of such Former Carta Shareholder or Former Carta Noteholder, be deemed to have signed and be and become a party to the Limited Partnership Agreement, and each Former Carta Shareholder and Former Carta Noteholder that is an Eligible Transferor shall be deemed to have irrevocably provided authorization to the General Partner to make the tax election specified in, and in accordance with Section 2.5(a) and an income tax election pursuant to subsection 98(3) of the ITA in connection with the dissolution of the Carta Limited Partnership;

(e)	three hours and fifteen minutes after the preceding step, each Carta Share and each Carta Note outstanding immediately prior to the Effective Time held by a Carta Shareholder or a Carta Noteholder that is not an Eligible Transferor shall, without any further action by or on behalf of any Carta Shareholder or Carta Noteholder, be deemed to be assigned and transferred by the holder thereof to the Carta Limited Partnership in exchange for the following consideration:

(i)	for each Series A Preferred Share, the Carta Limited Partnership shall issue to the Carta Shareholder, one Class A LP Unit;

(ii)	for each Series B Preferred Share, the Carta Limited Partnership shall issue to the Carta Shareholder, one Class B LP Unit;

(iii)	for each Series C Preferred Share, the Carta Limited Partnership shall issue to the Carta Shareholder, one Class C LP Unit;

(iv)	for each Carta Common Share, the Carta Limited Partnership shall issue to the Carta Shareholder, one Class D (MIP) LP Unit;

(v)	for each $1.00 of Carta 2019 Notes, the Carta Limited Partnership shall issue to the applicable Carta Noteholder, one Class F (2019) LP Unit; and

(vi)	for each $1.00 of Carta 2020 Notes, the Carta Limited Partnership shall issue to the applicable Carta Noteholder, one Class G (2020) LP Unit;

(f)	concurrently with the preceding step, each Former Carta Shareholder and each Former Carta Noteholder that was not an Eligible Transferor whose Carta Shares or Carta Notes were assigned and transferred in accordance with Section 2.3(e) shall, without any further action by or on behalf of such Former Carta Shareholder, be deemed to have signed and be and become a party to the Limited Partnership Agreement;

(g)	immediately following the preceding step, (A) each Carta Share and all Carta Notes then held by the Carta Limited Partnership shall, without any further action by or on behalf of the Carta Limited Partnership, be deemed to be transferred and assigned by the Carta Limited Partnership to Mogo in exchange for the Mogo Share Consideration being issued by Mogo to the Carta Limited Partnership, and (B) each Former Carta Shareholder and Former Carta Noteholder shall be deemed to have irrevocably provided authorization to the General Partner to make the tax election specified in, and in accordance with, Section 2.5(b); and

(h)	the exchanges and cancellations provided for in this Section 2.3will be deemed to occur at the times set out in this Section 2.3, notwithstanding certain procedures related thereto may not be completed until after such times.

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2.4 No Fractional Shares. In no event shall the Carta Limited Partnership be entitled to a fractional Mogo Share. Where the aggregate number of Mogo Shares to be issued to the Carta Limited Partnership as consideration under this Arrangement would result in a fraction of a Mogo Share being issuable, the number of Mogo Shares to be received by the Carta Limited Partnership shall be rounded down to the nearest whole Mogo Share.

2.5 Tax Elections.

(a)	An Eligible Transferor who receives Carta Limited Partnership Units shall be entitled to make an income tax election pursuant to subsection 97(2) of the ITA (and the corresponding provision of any applicable provincial income tax law) with respect to the transfer of its Carta Shares and Carta Notes to the Carta Limited Partnership and receipt of the Carta Limited Partnership Units by providing two signed copies of the necessary prescribed election form(s) to the General Partner within 60 days following the Effective Date, duly completed with the details of the number of Carta Shares and principal amount of Carta Notes transferred and the applicable agreed amounts for the purposes of such election. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (and any applicable provincial income tax law), the forms will be signed by the General Partner on its own behalf and on behalf of all other partners and returned to such Eligible Transferor within 60 days after the receipt thereof by, or on behalf of, the Carta Limited Partnership for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Transferor. The Carta Limited Partnership will not be responsible for the proper completion of any election form and, except for its obligation to return (within 60 days after the receipt thereof) duly completed election forms which are received by the Carta Limited Partnership within 60 days of the Effective Date, the Carta Limited Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Transferor to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, the Carta Limited Partnership may choose to sign and return an election form received by it more than 60 days following the Effective Date, but the Carta Limited Partnership will have no obligation to do so.

(b)	The Carta Limited Partnership and Mogo shall be entitled to make an income tax election pursuant to subsection 85(2) of the ITA (and the corresponding provision of any applicable provincial income tax law) with respect to the transfer of Carta Shares and Carta Notes by the Carta Limited Partnership to Mogo in accordance with Section 2.3(g) by providing two signed copies of the necessary prescribed election form(s) to Mogo duly completed with the details of the number of Carta Shares and principal amount of Carta Notes transferred and the applicable agreed amounts for the purposes of such election. The form will be signed by the General Partner on its own behalf and on behalf of all other partners. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the ITA (and any applicable provincial income tax law), the form(s) will be signed by Mogo and returned to the General Partner within 60 days after the receipt thereof by Mogo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by the General Partner. Mogo will not be responsible for the proper completion of any election form and, except for its obligation to return (within 60 days after the receipt thereof) duly completed election forms which are received by Mogo, Mogo will not be responsible for any taxes, interest or penalties resulting from the failure by the General Partner to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

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2.6 Partitioning of Mogo Share Consideration. To the extent that the General Partner effects a distribution from the Carta Limited Partnership of an undivided interest in Mogo Shares in connection with the dissolution of the Carta Limited Partnership in accordance with subsection 98(3) of the Income Tax Act, (A) each former partner’s undivided interest in a particular Mogo Share shall immediately thereafter be automatically partitioned into fractional shares, and (B) for each former partner, all fractional shares thereby held by such former partner shall immediately thereafter be automatically consolidated into whole shares.

ARTICLE 3

DELIVERY OF MOGO SHARES

3.1 Delivery of Mogo Shares.

(a)	Upon completion of the Plan of Arrangement, Mogo will deliver a Mogo Share certificate to the Carta Limited Partnership representing the Mogo Share Consideration that the Carta Limited Partnership is entitled to receive hereunder.

(b)	Upon completion of the Plan of Arrangement, the General Partner shall keep a record, including, among other things, a list of the names and addresses of all the holders of Carta Limited Partnership Units and the number and type of Carta Limited Partnership Units issued to each Former Carta Shareholder and each Former Carta Noteholder in accordance with the provisions of the Limited Partnerships Act and the regulations thereunder.

(c)	The Carta Limited Partnership may deliver to each Former Carta Shareholder and Former Carta Noteholder a certificate representing the Carta Limited Partnership Units to which such Former Carta Shareholder or Former Carta Noteholder is entitled to receive hereunder.

3.2 Withholding Rights. Each of Mogo, Carta and the Carta Limited Partnership shall be entitled to deduct and withhold from (A) any Mogo Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to the Carta Limited Partnership, (B) any Carta Limited Partnership Unit or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to the Former Carta Shareholders and Former Carta Noteholders, (C) any dividend or consideration otherwise payable to any holder of Mogo Shares or Carta Limited Partnership Units, such amounts as Mogo or the Carta Limited Partnership, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of Carta Shares or Carta Notes in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 4

AMENDMENTS

4.1 Carta and Mogo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Carta and Mogo, (C) filed with the Court and, if made following the Carta Meeting, approved by the Court (to the extent required by the Court), and (D) communicated to holders of Carta Shares and/or Carta Notes if and as required by the Court.

B-8

4.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Carta at any time prior to the Carta Meeting (provided that Mogo shall have previously consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Carta Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

4.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Carta Meeting shall be effective only if (A) it is consented to in writing by each of Mogo and Carta, and (B) if required by the Court, it is consented to by holders of the Carta Shares and/or Carta Notes voting in the manner directed by the Court.

4.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Carta and Mogo, provided that it concerns a matter which, in the reasonable opinions of Carta and Mogo, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Carta Shares or any holder of Carta Notes.

ARTICLE 5

FURTHER ASSURANCES

5.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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Appendix A
Limited Partnership Agreement

CARTA LIMITED PARTNERSHIP

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

 [●]

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TABLE OF CONTENTS

Article 1 Interpretation		2
1.1	Definitions	9
1.2	Construction	9
1.3	Schedules	10
Article 2 Formation, Name, Place of Business, Fiscal Year		10
2.1	Formation	10
2.2	Name	10
2.3	Place of Business	10
2.4	Fiscal Year	10
2.5	Power of Attorney	10
Article 3 Period of Partnership		12
3.1	Date of Termination	12
3.2	Events Not Causing Dissolution	12
Article 4 Purpose, Business and Powers of the Partnership		12
4.1	Purpose and Business of the Partnership	12
4.2	Powers	13
4.3	Limited Authority of Limited Partner	13
Article 5 Liability of Partners		13
5.1	Limited Partners	13
5.2	Indemnification of Partnership	13
5.3	General Partner	13
Article 6 Units and Capitalization		14
6.1	Authorization of Units	14
6.2	Capitalization by General Partner	14
6.3	Capitalization by Limited Partners	14
6.4	Transfers of Units and Changes of Membership of Partnership	15
6.5	Amendment of Record	16
6.6	Restrictions on Dealing with Units	16
6.7	Non-Recognition of Trusts or Beneficial Interests	16
6.8	Incapacity, Death, Insolvency or Bankruptcy	17
6.9	Unit Certificates	17
6.10	Debit Balance in Accounts	18
6.11	Fully Paid and Non-Assessable Nature of Units	18
Article 7 Capital of the Partnership		18
7.1	Contributions	18
7.2	Accounts	18
7.3	Assets	18

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7.4	No Right to Withdraw Amounts	18
7.5	No Interest Payable on Accounts	18
7.6	Cash Holdings	19
Article 8 Determination and Allocation of ASSETS		19
8.1	Determination of Total Equity Value	19
8.2	Determination of Net Asset Value	19
8.3	Allocation of Income and Losses	19
Article 9 Distribution of ASSETS and Return of Capital to Partners		21
9.1	Determination and Distribution of Assets	21
9.2	Early Redemption of Class F (2019 Note) Units	23
9.3	Return of Capital Contribution	24
9.4	Repayment	24
9.5	Prohibition on Distributions	24
Article 10 Representations and warranties		24
10.1	Representations, Warranties and Covenants of General Partner	24
10.2	Representations and Warranties of the Limited Partners	25
10.3	Residency and Tax Status of Limited Partners	25
10.4	Survival of Representations and Warranties	26
10.5	Tax Status of Limited Partners	26
10.6	Deemed Exchange of Units	26
Article 11 Management of the Partnership		26
11.1	Duties of General Partner	26
11.2	Powers of the General Partner	27
11.3	Voting of Mogo Partnership Shares	27
11.4	Borrowing Power	28
11.5	Exercise of Powers and Discharge of Duties	28
11.6	Delegation	28
11.7	Restrictions on General Partner’s Authority	28
11.8	Expenses of General Partner	28
11.9	Limitation of Liability	29
11.10	Indemnification of General Partner	29
Article 12 Removal of General Partner		31
12.1	General	31
12.2	Deemed Resignation	31
12.3	Removal	32
12.4	Voluntary Resignation or Dissolution	32
12.5	Payment of Accounts	32
12.6	Transfer of Management	32

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12.7	Transfer of Title	32
12.8	Release	32
12.9	New General Partner	33
12.10	Transfer of GP Units	33
Article 13 Meetings of the Limited Partners		33
13.1	Meetings and Approvals of Partners	33
13.2	Voting	33
13.3	Powers of Limited Partners; Resolutions Binding	33
13.4	Minutes	34
13.5	Additional Rules and Procedures	34
Article 14 Redemption, Dissolution and Termination		34
14.1	Term of the Partnership	34
14.2	Dissolution	34
14.3	No Dissolution	34
14.4	Receiver	34
14.5	Redemption	35
14.6	Distribution of Assets	35
14.7	Discretionary Redemption of Class F (2019 Note) Units and Class G (2020 Note) Units	35
14.8	Early Redemption of Class D (MIP) Units	36
14.9	Redemption upon a Class F (2019 Note) Maturity Date Distribution	36
14.10	Restrictions on Disposition of Mogo Partnership Shares	36
14.11	Partition of Assets	37
14.12	Termination of Partnership	37
Article 15 Accounting and Reporting		37
15.1	Books of Account	37
15.2	Reports	37
Article 16 Tax Matters		37
16.1	Income Tax Reporting	37
16.2	Tax Elections and Forms	38
16.3	Withholding	38
Article 17 Transfers of LP Units		38
17.1	Transfers of LP Units	38
Article 18 Amendment of Agreement		38
18.1	Power to Amend	38
18.2	Amendment by General Partner	39
18.3	Notice of Amendments	39

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Article 19 Notices		40
19.1	Notice	40
19.2	Change of Address	40
Article Miscellaneous 20		40
20.1	Severability	40
20.2	Governing Law	40
20.3	Confidentiality	41
20.4	Further Assurances	41
20.5	Counterparts	41
20.6	Time	41
20.7	Binding Effect	41
20.8	Entire Agreement	41
20.9	Limited Partner Not a General Partner	41
20.10	Consent to Certain Transfers	41
20.11	Language of Agreement	41
Schedule “A” UNIT REGISTER		-1-

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AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is made as of [●],

AMONG:

[INSERT NAME] GP CORP., a company incorporated under the laws of the Province of [Ontario]

(the “General Partner”)

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MOGO INC. a corporation incorporated pursuant to the laws of the Province of British Columbia

(“Mogo”)

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each person who is admitted to the Partnership as a Limited Partner (as defined herein) in accordance with the provisions of this Agreement,

WHEREAS CARTA LIMITED PARTNERSHIP (the “Partnership”) was formed by the filing of the Declaration pursuant to the Limited Partnerships Act (Ontario) on [●], 2020;

AND WHEREAS Mogo Inc. is the initial Limited Partner and the Partnership may admit as Limited Partners other Persons who are accepted by the General Partner;

AND WHEREAS to facilitate the admission of Limited Partners and to set forth the ongoing arrangements regarding the Partnership, the General Partner and the Initial Limited Partner entered into a limited partnership agreement dated as of [●], 2020 (the “Original LPA”) to set out the respective rights and obligations of the General Partner and each Limited Partner with respect to the Partnership;

AND WHEREAS the parties hereto wish to amend the Original LPA and to restate the Original LPA as so amended (such amended and restated limited partnership agreement referred to as the “Agreement” herein);

AND WHEREAS the General Partner and the Initial Limited Partner entered into the Arrangement Agreement dated effective [●], 2020 pursuant to which the Initial Limited Partner acquired all of the issued and outstanding shares of Carta Solutions Corporation (“Carta”) in accordance with the Plan of Arrangement;

AND WHEREAS the Arrangement was effective the date hereof, upon which each Person listed as a limited partner of the Partnership on Schedule “A” attached hereto became limited partners of the Partnership.

AND WHEREAS, in accordance with the Plan of Arrangement, each Series A Holder became a Class A Limited Partner, each Series B Holder became a Class B Limited Partner, each Series C Holder became a Class C Limited Partner, each MIP Holder became a Class D (MIP) Limited Partner, each holder of Carta 2019 Notes became a Class F (2019 Note) Limited Partner and each holder of Carta 2020 Notes became a Class G (2020 Note) Limited Partner.

AND WHEREAS the General Partner and each Person listed as a limited partner of the Partnership on Schedule “A” attached hereto (as Schedule “A” may be amended from time to time) wish to be bound by this Agreement.

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NOW THEREFORE in consideration of the obligations and premises contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, except as otherwise expressly provided, the following words or expressions will have the following meanings:

(a)	“Act” means the Limited Partnerships Act (Ontario).

(b)	“Additional Securities” means securities issued to all or substantially all of the holders of Mogo Shares and including but not limited to securities other than Mogo Shares issued to all holders of Mogo Shares in connection with a Mogo Business Combination, and in-kind dividend payments.

(c)	“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person.

(d)	“Agreement” means this Limited Partnership Agreement and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

(e)	“Arrangement” means the arrangement of Carta effective [●] pursuant to which the former holders of Carta Shares and Carta Notes acquired Units in the Partnership and all of the share capital of Carta was acquired by Mogo in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

(f)	“Arrangement Agreement” means the arrangement agreement between Carta and Mogo, the Initial Limited Partner, dated effective [●], 2020,

(g)	“Assets” means the Mogo Partnership Shares, any Cash Available for Distribution and any Additional Securities.

(h)	“Business Day” means any day except Saturday, Sunday, or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

(i)	“Canadian Resident” means a Person that is not a “non-resident” of Canada for purposes of the Income Tax Act, or, in the case of a partnership, is a “Canadian partnership” for purposes of the Income Tax Act.

(j)	“Carta Common (MIP) Shares” means the Common Shares of Carta.

(k)	“Carta 2019 Notes” means the $3.0 million principal amount of notes issued by Carta in December 2019 and January 2020.

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(l)	“Carta 2020 Notes” means the $1.5 million principal amount of notes issued by Carta on July 29, 2020 and [date], 2021.

(m)	“Carta Notes” means, collectively, the Carta 2019 Notes and the Carta 2020 Notes.

(n)	“Carta Series A Shares” means the Series A Preferred Shares of Carta.

(o)	“Carta Series B Shares” means the Series B Preferred Shares of Carta.

(p)	“Carta Series C Shares” means the Series C Preferred Shares of Carta.

(q)	“Carta Shares” means the Carta Series A Shares, Carta Series B Shares, Carta Series C Shares and Carta Common (MIP) Shares.

(r)	“Cash Available for Distribution” means all cash and cash equivalents available for distribution by the Partnership determined at the sole discretion of the General Partner, which, for greater certainty, may not in all cases equal to an amount of cash held by the Partnership after the payment of expenses (including any reimbursement of the General Partner made pursuant to Sections 11.8 and 11.10) and any other expense or reserve for any liability or working capital.

(s)	“Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, or of options, rights, warrants or appreciation rights relating to Partnership Interests.

(t)	“Class A Limited Partner” means a holder of Class A Units.

(u)	“Class A Unit” means a Class A limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(v)	“Class B Limited Partner” means a holder of Class B Units.

(w)	“Class B Unit” means a Class B limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(x)	“Class C Limited Partner” means a holder of Class C Units.

(y)	“Class C Unit” means a Class C limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(z)	“Class D (MIP) Limited Partner” means a holder of Class D (MIP) Units.

(aa)	“Class D (MIP) Unit” means a Class D limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(bb)	“Class Distributions” means, collectively, the Series A Distribution, the Series B Distribution, the Series C Distribution and the Series D (MIP) Distribution.

(cc)	“Class E Limited Partner” means a holder of Class E Units.

(dd)	“Class E Unit” means a Class E limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(ee)	“Class F (2019 Note) Limited Partner” means a holder of Class F (2019 Note) Units.

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(ff)	“Class F (2019 Note) Maturity Date Distribution” has the meaning set forth in Section 9.2.

(gg)	“Class F (2019 Note) Preferred Redemption Return” means a preferred return of an aggregate of $150,000, being equal to 5% of the original aggregate principal amount of the Carta 2019 Notes.

(hh)	“Class F (2019 Note) Principal Amount” means an amount equal to $[●], being the aggregate principal amount on the Carta 2019 Notes and all accrued and unpaid interest up to the effective date of the Arrangement.

(ii)	“Class F (2019 Note) Redemption Date” has the meaning set forth in Section 9.2.

(jj)	“Class F (2019 Note) Return” means a preferred return on the Class F (2019 Note) Principal Amount equal to 15% per annum (compounded monthly and calculated on the earlier of the Class F (2019 Note) Redemption Date or the Crystallization Date).

(kk)	“Class F (2019 Note) Unit” means a Class F limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(ll)	“Class G (2020 Note) Limited Partner” means a holder of Class G (2020 Note) Units.

(mm)	“Class G (2020 Note) Priority Payment” means an aggregate of $[1,500,000], being equal to the original principal amount of the Carta 2020 Notes and all accrued and unpaid interest up to the effective date of the Arrangement.

(nn)	“Class G (2020 Note) Priority Distribution” has the meaning set forth in Section 9.1(b)(iii).

(oo)	“Class G (2020 Note) Unit” means a Class G limited partnership unit of the Partnership having the rights, privileges, restrictions and conditions set forth in this Agreement.

(pp)	“Contribution” means the Carta Shares or Carta Notes transferred to the Partnership by a Limited Partner pursuant to the Plan of Arrangement, the initial cash contribution of the Class E Limited Partner and the cash contribution to the Partnership by the General Partner.

(qq)	“Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning.

(rr)	“Counsel” means any Person qualified to practice and engage in the practice of law in the relevant jurisdiction.

(ss)	“CPOA” has the meaning set out in Subsection 2.5(g).

(a)	“Crystallization Date” means the earlier of: (i) September 30, 2022; (ii) the date the Total Equity Value meets or exceeds (A) $74.5 million, should the Class F (2019 Note) Redemption Date have not occurred, or (B) $70.6 million, should the Class F (2019 Note) Priority Date have occurred, provided in either case this date is more than six months from the date of this Agreement; or (iii) concurrently with or immediately prior to (as appropriate in the circumstances) a Mogo Sale,.

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(b)	“Declaration” means the declaration of limited partnership, as it may be amended from time to time, filed with respect to the Partnership pursuant to this Agreement and the requirements of the Limited Partnerships Act.

(c)	“Deferred Amount” means, in relation to the transfer of Carta Shares by a particular Person to the Partnership on a tax deferred basis under subsection 97(2) of the Income Tax Act, the amount by which the fair market value of the Carta Shares (as determined by the General Partner in its sole discretion) exceeds the elected amount for such transfer.

(d)	“Distribution Ratio” means the Net Asset Value divided by the Total Equity Value.

(e)	“Financial Institution” means a financial institution as defined in subsection 142.2(1) of the Income Tax Act as now in effect or any replacement of such definition.

(f)	“General Partner” means [NTD: Insert name], a corporation existing under the laws of the Province of Ontario and including any person who becomes a successor or replacement general partner of the Partnership pursuant to the terms of this Agreement.

(g)	“Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director.

(h)	“Governmental Entity” means (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(i)	“GP Unit” means a general partnership unit of the Partnership representing the right, title and interest of the General Partner in and to the Partnership.

(j)	“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

(k)	“Income Tax Act” means the Income Tax Act (Canada), as now or hereafter amended, or successor statutes, and shall include regulations promulgated thereunder.

(l)	“Indemnified Party” has the meaning ascribed to it in Section 11.10.

(m)	“Initial Limited Partner” means Mogo Inc.

(n)	“Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets.

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(o)	“Liabilities” has the meaning ascribed to it in Section 11.10.

(p)	“Limited Partners” means are holders of LP Units and are listed in the Record as limited partners of the Partnership, including any Person admitted to the Partnership as a substituted or additional Limited Partner in accordance with this Agreement, all of whom are listed in Schedule “A” attached hereto.

(q)	“Limited Partnerships Act” means the Limited Partnerships Act (Ontario), as amended from time to time, and any re‑enactments, replacements or substitutions thereof from time to time.

(r)	“LP Unit” means a Class A Unit, a Class B Unit, a Class C Unit, a Class D (MIP) Unit, a Class E Unit, a Class F (2019 Note) Unit or a Class G (2020 Note) Unit.

(s)	“Market Price” means the VWAP during a period of 10 consecutive trading days; provided that if the securities are not then listed on any Recognized Stock Exchange or traded in the over-the-counter market, then the Market Price shall be determined by such firm of independent chartered accountants as may be selected by the General Partner in its sole discretion.

(t)	“MIP Holders” means the former holders of Carta Common (MIP) Shares.

(u)	“MIP Threshold” means a Total Equity Value of $34.15 million.

(v)	“Mogo” means Mogo Inc., the Initial Limited Partner.

(w)	“Mogo Business Combination” means an amalgamation, plan of arrangement, share exchange or other business combination between Mogo and any other entity, whether or not Mogo is the surviving entity in such transaction.

(x)	“Mogo Partnership Shares” means the Mogo Shares held by the Carta Limited Partnership from time to time.

(y)	“Mogo Partnership Shares Value” means the amount equal to the Mogo Partnership Shares Value Per Share multiplied by the Mogo Partnership Shares.

(z)	“Mogo Partnership Shares Value Per Share” means the amount equal to the Market Price of the Mogo Shares plus the amount of any cash dividends paid on the Mogo Partnership Shares on or after the date of this Agreement or other consideration paid or distributed to the holders of Mogo Shares on or after the date of this Agreement.

(aa)	“Mogo Sale” means the occurrence of any of the following events:

(i)	a person or group of persons acting in concert with respect to the acquisition of securities of the Corporation becomes the beneficial owner of more than fifty percent (50%) of the total number of all outstanding Mogo Shares, unless the Mogo Shares continue to be listed or posted for trading on a Recognized Stock Exchange;

(ii)	a Mogo Business Combination, unless the Mogo Shares continue to be listed or posted for trading on a Recognized Stock Exchange;

(iii)	any “going-private” transaction involving Mogo;

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(iv)	the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the consolidated assets of Mogo; or

(v)	the approval by the shareholders of a plan or proposal for the liquidation or dissolution of Mogo, or the involuntary liquidation, dissolution or winding up of Mogo.

(bb)	“Mogo Shares” means the common shares in the capital of Mogo as such shares were constituted on the date hereof, as the same may be reorganized, reclassified or redesignated, including in the event of any form of reorganization of the Corporation, including any amalgamation, merger or arrangement.

(cc)	“Net Asset Value” has the meaning set out in Section 8.2.

(dd)	“Ordinary Resolution” means (i) a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Partners holding Units entitled to vote on that resolution or at any adjournment of that meeting, called in accordance with this Agreement; or (ii) a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 50% of the aggregate number of Units held by those Partners who are entitled to vote on that resolution at a meeting.

(ee)	“Participation Right Residual Amount” has meaning set forth in Section 9.1(b)(viii).

(ff)	“Partner” means the General Partner or any Limited Partner, and “Partners” means, collectively, the General Partner and all Limited Partners.

(gg)	“Partnership” means Carta Limited Partnership, formed pursuant to the Declaration.

(hh)	“Partnership Interest” means any partnership interest in the Partnership, including any Unit.

(ii)	“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated organization, unincorporated syndicate, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal or personal representative.

(jj)	“Plan of Arrangement” means the Plan of Arrangement under Section 192 of the Canada Business Corporations Act pursuant to which the Arrangement was completed in accordance with the Arrangement Agreement.

(kk)	“Prohibited Person” means person that is a “tax shelter” or a “tax shelter investment”, or a person an interest in which is a “tax shelter investment”, or a person in which a “tax shelter investment” has an interest, in each case within the meaning of the Income Tax Act.

(ll)	“Recognized Stock Exchange” means a recognized Canadian or United States exchange that is a “designated stock exchange” for the purposes of the Income Tax Act, including Toronto Stock Exchange, TSX Venture Exchange, NEO Exchange, Canadian Securities Exchange, NYSE or NASDAQ.

(mm)	“Record” means the current record of the Partners required by the Limited Partnerships Act and this Agreement to be kept by the General Partner.

(nn)	“Record Holder” means, as of any particular Business Day, the Person in whose name a Unit is registered on the books of the General Partner as of the opening of business on such Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

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(oo)	“Securities Act” means the Securities Act (Ontario), R.S.O., 1990, c.S.5, as now or hereafter amended, or successor statutes, and shall include regulations and rules promulgated thereunder.

(pp)	“Series 1 LP Units” means the Class A Units - Series 1, Class B Units - Series 1, Class C Units - Series 1, Class D (MIP) Units - Series 1, Class F Units - Series 1 and Class G (2020 Note) Units - Series 1, if applicable.

(qq)	“Series 2 LP Units” means the Class A Units - Series 2, Class B Units - Series 2, Class C Units - Series 2, Class D (MIP) Units - Series 2, Class F Units - Series 2 and Class G (2020 Note) Units - Series 2, if applicable.

(rr)	“Series A Holders” means the former holders of Carta Series A Shares.

(ss)	“Series A Liquidation Preference Amount” means $18.3 million.

(tt)	“Series A Liquidation Preference Distribution” has the meaning set forth in Section 9.1(b)(v).

(uu)	“Series A Participation Right Percentage” means 26.8%.

(vv)	“Series A Priority Distribution” has the meaning set forth in Section 9.1(b)(iv).

(ww)	“Series A Priority Distribution Amount” means an amount equal to $9.15 million, being the aggregate amount initially invested by Series A Holders for the Carta Series A Shares.

(xx)	“Series A Ratio” means 13.8/18.3.

(yy)	“Series B Holders” means the former holders of Carta Series B Shares.

(zz)	“Series B Liquidation Preference Amount” means $21.00 million.

(aaa)	“Series B Liquidation Preference Distribution” has the meaning set forth in Section 9.1(b)(vi).

(bbb)	“Series B Participation Right Percentage” means 25.6%.

(ccc)	“Series C Liquidation Preference Amount” means $15.00 million.

(ddd)	“Series C Participation Right Percentage” means 47.6%.

(eee)	“Series C Holders” means the former holders of Carta Series C Shares.

(fff)	“Series C Liquidation Preference Distribution” has the meaning set forth in Section 9.1(b)(vii).

(ggg)	“Series D Distribution” has the meaning set forth in Section 9.1(b)(i).

(hhh)	“Series G (Note) Ratio” means 4.5/18.3.

(iii)	“Special Resolution” means (i) a resolution approved by more than 66 2/3% of the votes cast in person or by proxy at a duly constituted meeting of Partners holding Units entitled to vote on that resolution or at any adjournment of that meeting, called in accordance with this Agreement; or (ii) a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 66 2/3 of the aggregate number of Units held by those Partners who are entitled to vote on that resolution at a meeting.

(jjj)	“Total Equity Value” has the meaning set forth in Section 8.1.

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(kkk)	“Unit” means the interest of a Partner in the Partnership represented by units as provided in Section 6.1, including LP Units and GP Units.

(lll)	“VWAP” means the volume-weighted average trading price of the Mogo Shares on the Toronto Stock Exchange or such other principal stock exchange on which the Mogo Shares are trading, calculated by dividing the total value by the total volume of Mogo Shares traded for the relevant period.

(mmm)	“Waterfall” has the meaning set forth in Section 9.1(b).

1.2	Construction

In this Agreement, except as otherwise expressly provided:

(a)	all words and personal pronouns relating thereto are to be read and construed as the number and gender of the party or parties require and the verb is to be read and construed as agreeing with the required word and pronoun;

(b)	all references to designated Articles, Sections, Schedules, paragraphs and other subdivisions are to the designated Articles, Sections, Schedules, paragraphs and other subdivisions of this Agreement;

(c)	the division of this Agreement into articles and sections and the use of headings is for convenience of reference only and does not modify or affect the interpretation or construction of this Agreement or any of its provisions;

(d)	when calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference day in calculating such period is excluded. If the last day of such period is not a Business Day, the period in question ends on the next succeeding Business Day;

(e)	the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set out an exhaustive list;

(f)	if the date specified for any act or matter under this Agreement falls on a day that is not a Business Day, then the reference to such date will be deemed to mean the Business Day immediately after such date;

(g)	when calculating a period of time within which, or following which, any act is to be done or step is to be taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded;

(h)	except where otherwise expressly provided, all dollar amounts expressed are in U.S. dollars; and

(i)	any accounting terms that are not specifically defined are to be construed in accordance with IFRS.

1.3	Schedules

The following schedules are attached to this Agreement and form part of this Agreement:

Schedule “A” - Units and Unit Holders

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ARTICLE 2
FORMATION, NAME, PLACE OF BUSINESS, FISCAL YEAR

2.1	Formation

The General Partner hereby acknowledges and confirms that the Partnership became a limited partnership under the laws of the Province of Ontario on [●], 2020, being the date the Declaration was filed. The General Partner has prepared, completed, and filed the Declaration required by the Act and the parties to this Agreement shall do all things and execute and deliver all such other documents, instruments, and assurances as may be necessary to keep the Partnership in good standing as a limited partnership in Ontario. Mogo is the Initial Limited Partner of the Partnership. The Partnership shall be effective as a limited partnership from the date of registration of the Declaration in accordance with the Act.

2.2	Name

The name of the Partnership is “Carta Limited Partnership” or such other name as the General Partner may determine from time to time, provided the use of such name conforms to all applicable Laws and provided that the General Partner files a declaration under the Limited Partnerships Act reflecting any change of name as required by the Limited Partnerships Act.

2.3	Place of Business

The principal place of business in Ontario of the Partnership shall initially be [insert address] or such other address in Ontario as the General Partner may designate in writing from time to time to the Limited Partners.

2.4	Fiscal Year

The fiscal year end of the Partnership will be December 31.

2.5	Power of Attorney

(a)	Each Limited Partner hereby constitutes and appoints each of the General Partner and, if a receiver has been appointed pursuant to Section 14.3, the receiver severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in the Limited Partner’s name, place and stead to execute and record or file as and where required:

(i)	all certificates, documents and other instruments (including this Agreement and all amendments or restatements thereof) that the General Partner or the receiver deems necessary or appropriate to form, qualify, continue and keep in good standing the Partnership as a limited partnership under the Limited Partnerships Act, or otherwise to comply with the Laws of any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the applicable Laws of that jurisdiction (including any amendments to the Declaration or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or transferees of Units as contemplated by this Agreement);

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(ii)	all certificates, documents and other instruments that the General Partner or the receiver deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(iii)	all certificates, documents and other instruments that the General Partner or the receiver deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;

(iv)	all certificates, documents and other instruments relating to the admission or withdrawal of any Partner, or to the Contribution of any Partner;

(v)	all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class of Units;

(vi)	any election, determination, designation, information return or similar document or instrument as may be required or desirable at any time under any taxation legislation or Laws of any jurisdiction which relates to the affairs of the Partnership or the interest of any Person in the Partnership including, as applicable, subsections 85(2), 97(2) and 98(3) of the Income Tax Act;

(vii)	all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the General Partner or the receiver, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the sole discretion of the General Partner or the receiver, to effectuate the terms or intent of this Agreement; provided, that when required by any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class required to take any action, the General Partner or the receiver may exercise the power of attorney made in this Section 2.5(a)(vii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class. For greater certainty, nothing contained in this Section 2.5(a)(vii) will be construed as authorizing the General Partner to amend this Agreement except in accordance with Article 18 or as may be otherwise expressly provided for in this Agreement.

(b)	The General Partner may require any Person issued Units to execute such documents or instruments containing a power of attorney incorporating by reference, ratifying and confirming some or all of the powers described above.

(c)	The power of attorney granted in this Agreement is irrevocable, is a power coupled with an interest, will survive and not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner, will survive the transfer of all or any portion of such Limited Partner’s interests in the Partnership, extends to such Limited Partner’s heirs, successors, assigns and personal representatives, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them. Each Limited Partner agrees to be bound by any represen-tation or action made or taken in good faith by the General Partner pursuant to such power of attorney in accordance with the terms thereof and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under such power of attorney.

(d)	Each Limited Partner hereby agrees to be bound by any representation or action made or taken by the General Partner or the receiver acting in good faith pursuant to the power of attorney granted in this Agreement, and each Limited Partner hereby waives any and all defenses that may be available to it to contest, negate or disaffirm the action of the General Partner or the receiver taken in good faith under such power of attorney.

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(e)	Each Limited Partner will execute and deliver to the General Partner or the receiver, within 15 days after receipt of the General Partner’s or the receiver’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or the receiver deems necessary to effectuate this Agreement and the purposes of the Partnership.

(f)	In accordance with the Power of Attorney Act (British Columbia), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 2002 (Saskatchewan), the Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), the Enduring Power of Attorney Act (Yukon), Powers of Attorney Act (Nunavut), and the Powers of Attorney Act (Northwest Territories), and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner’s part.

(g)	The power of attorney granted in this Agreement is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Limited Partner’s incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this power of attorney will not terminate any CPOA granted by the Limited Partner previously and will not be terminated by the execution by the Limited Partner in the future of a CPOA, and the Limited Partner hereby agrees not to take any action in future which results in the termination of the power of attorney granted in this Agreement.

(h)	The power of attorney granted in this Agreement will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of a new General Partner as if the new General Partner were the original attorney.

ARTICLE 3
PERIOD OF PARTNERSHIP

3.1	Date of Termination

The Partnership will be dissolved and its affairs wound-up at the time specified in and in accordance with Article 14.

3.2	Events Not Causing Dissolution

Subject to the provisions of Section 14.2, the Partnership will not be dissolved or terminated by the addition, resignation, removal, death, mental incapacity, insanity, bankruptcy, insolvency or receivership of any Partner or by the dissolution, liquidation or winding up of any Partner.

ARTICLE 4
PURPOSE, BUSINESS AND POWERS OF THE PARTNERSHIP

4.1	Purpose and Business of the Partnership

The purpose and business of the Partnership shall be limited to: (i) acquiring, holding and distributing Mogo Shares; and (ii) engaging in any activity that is incidental to or in furtherance of the foregoing and that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Act and this Agreement. To the fullest extent permitted by Law and except as required by this Agreement, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity, in each case free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Act or any other provision of Law.

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4.2	Powers

In connection with carrying on its business, the Partnership, acting by and through the General Partner, has the power to do and perform all things necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the objects and purposes described herein.

4.3	Limited Authority of Limited Partner

No Limited Partner in its capacity as a Limited Partner may:

(a)	take part in the management or control of the business of the Partnership;

(b)	execute any document which binds or purports to bind the Partnership or any other Partner;

(c)	hold itself out as having the power or authority to bind the Partnership or any other Partner;

(d)	undertake any obligation or responsibility on behalf of the Partnership; or

(e)	bring any legal action for partition or sale in connection with any property or assets of the Partnership, whether real or personal, or register or permit any lien or charge in respect of such property or assets.

ARTICLE 5

LIABILITY OF PARTNERS

5.1	Limited Partners

The liability of each Limited Partner for the debts, liabilities, obligations and losses of the Partnership is limited to the Contribution of that Limited Partner plus its pro rata share of the undistributed income of the Partnership. Subject to the provisions of the Act, a Limited Partner has no further liability for any debts, liabilities, obligations or losses of the Partnership and is not liable for any calls or assessments or further contributions to the Partnership.

5.2	Indemnification of Partnership

The General Partner hereby indemnifies and holds harmless the Partnership from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or any Limited Partner by reason of an act of wilful misconduct or gross negligence by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement.

5.3	General Partner

The General Partner has unlimited liability for all of the debts, liabilities, obligations and losses of the Partnership. The General Partner is not liable to the Partnership or the Limited Partners for any of its acts, omissions or errors in judgment, except for the indemnification required pursuant to Section 5.2.

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ARTICLE 6
UNITS AND CAPITALIZATION

6.1	Authorization of Units

(a)	The Partnership Interests of the Limited Partners shall be divided into and represented by classes of LP Units of the Partnership designated as (i) Class A Units, (ii) Class B Units, (iii) Class C Units, (iv) Class D (MIP) Units, (v) Class E Units, (vi) Class F (2019 Note) Units and (vii) Class G (2020 Note) Units, issued in accordance with this Agreement, each of the Units representing a share of the aggregate Partnership Interests of the Limited Partners in the Partnership as determined pursuant to this Agreement.

(b)	Each class of LP Units shall be issuable in series, as may be determined by the General Partner in its discretion from time to time, as set out in [Schedule “A”] attached hereto.

(c)	The General Partner, in its capacity as the general partner of the Partnership, shall hold a general partner Partnership Interest with the terms and conditions expressly provided for in this Agreement, and such Partnership Interest shall be represented by GP Units. The General Partner shall have the right to receive such distributions in respect of the General Partnership Interest in the Partnership only as expressly provided for in this Agreement.

(d)	Except in accordance with this Agreement, no other Partnership Interests, Units or other interests in the Partnership shall be issued other than as specified in Subsections 6.1(a), 6.1(b) and 6.1(c).

(e)	Each of the Units will represent an interest in the Partnership having the preferences, rights, restrictions, conditions and limitations provided in this Agreement including the holders of the Units will have the right to receive the remaining assets of the Partnership on dissolution or winding up in accordance with the terms of this Agreement.

(f)	Except as otherwise specified in this Agreement or other written agreement entered into amongst all Partners, no Partner will have any preference, priority or right in any circumstance over any other Partner in respect of the Units held by each.

6.2	Capitalization by General Partner

The General Partner has subscribed for GP Units. All GP Units outstanding at any time collectively represent a [0.0001]% interest in the Partnership. The General Partner is not obligated to make any additional contributions of capital to the Partnership or to subscribe for any additional Units after its initial subscription.

6.3	Capitalization by Limited Partners

(a)	It is acknowledged that the Initial Limited Partner has subscribed for one Class E Unit.

(b)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series A Holders who are Canadian Residents have exchanged all of their Series A Shares for Class A Units - Series 1.

(c)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series B Holders who are Canadian Residents have exchanged all of their Series B Shares for Class B Units - Series 1.

(d)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series C Holders who are Canadian Residents have exchanged all of their Series C Shares for Class C Units - Series 1.

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(e)	It is acknowledged that, pursuant to the Plan of Arrangement, the Common (MIP) Holders who are Canadian Residents have exchanged all of their Common (MIP) Shares for Class D (MIP) Units - Series 1.

(f)	It is acknowledged that, pursuant to the Plan of Arrangement, the holders of Carta 2019 Notes who are Canadian Residents have exchanged all of their Carta 2019 Notes into Class F (2019 Note) Units - Series 1.

(g)	It is acknowledged that, pursuant to the Plan of Arrangement, the holders of Carta 2020 Notes who are Canadian Residents have exchanged all of their Carta 2020 Notes into Class G (2020 Note) Units - Series 1.

(h)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series A Holders who are not Canadian Residents have exchanged all of their Series A Shares for Class A Units - Series 2.

(i)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series B Holders who are not Canadian Residents have exchanged all of their Series B Shares for Class B Units - Series 2.

(j)	It is acknowledged that, pursuant to the Plan of Arrangement, the Series C Holders who are not Canadian Residents have exchanged all of their Series C Shares for Class C Units - Series 2.

(k)	It is acknowledged that, pursuant to the Plan of Arrangement, the Common (MIP) Holders who are not Canadian Residents have exchanged all of their Common (MIP) Shares for Class D (MIP) Units - Series 2.

(l)	It is acknowledged that, pursuant to the Plan of Arrangement, the holders of Carta 2019 Notes who are not Canadian Residents have exchanged all of their Carta 2019 Notes into Class G (2020 Note) Units - Series 2.

(m)	It is acknowledged that, pursuant to the Plan of Arrangement, the holders of Carta 2020 Notes who are not Canadian Residents exchanged all of their Carta 2020 Notes into Class G (2020 Note) Units - Series 2.

6.4	Transfers of Units and Changes of Membership of Partnership

(a)	Units may not be transferred except in accordance with this Section 6.4. Units shall be, for all purposes of the Partnership and this Agreement, personal and moveable property. Units may not be transferred without the consent of the General Partner. Subject to the provisions of Section 6.4(b), it is acknowledged that the General Partner may withhold consent unless, among other requirements as it may deem necessary in its sole discretion, it receives an opinion of Counsel (the requirement for which opinion may be waived by the General Partner in its sole discretion) that:

(i)	such transaction would not violate applicable securities laws or other applicable laws;

(ii)	such transaction would not cause the Partnership to become a “SIFT partnership” as defined in the Income Tax Act;

(iii)	the assignee has not provided evidence in a form satisfactory to the General Partner of its status as Canadian Resident, except where such requirements are waived in the sole discretion of the General Partner;

(iv)	the assignee is not a Prohibited Person; and

(v)	such transaction would not cause the Partnership to become a Financial Institution.

Authorized transfers shall be conducted by endorsement and delivery to the General Partner, of an instrument of transfer in form and substance satisfactory to the General Partner and the execution by the transferee of a power of attorney in favour of the General Partner, in the form and substance satisfactory to the General Partner. The General Partner may, in its sole discretion, refuse to accept or register a transfer. The General Partner may request evidence of signing authority. Transfers shall be recorded on the Record.

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(b)	The General Partner may require evidence satisfactory to it that the transfer is being made in compliance with Section 6.4. Each Limited Partner agrees that it will pay all reasonable expenses, including fees and disbursements of Counsel, and accounting and valuation fees and expenses in connection with any such transaction.

(c)	Subject to the Act and this Section 6.4, a proposed transferee of Units may be admitted as a substitute Limited Partner in the Partnership with the consent of the General Partner, which consent may be given or withheld in its sole discretion. Such proposed transferee will not become a substitute Limited Partner until all filings and recordings required by the Act and this Agreement have been duly made. Where the proposed transferee complies with the provisions aforesaid and the substitution has been consented to by the General Partner pursuant to the provisions hereof, the General Partner shall be authorized to admit the proposed transferee to the Partnership as a Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the transferee to the Partnership as a Limited Partner, without further act of the Limited Partners (other than as may be required by law).

(d)	No change of name or address of a Limited Partner, no transfer of a Unit and no admission of a substituted Limited Partner in the Partnership will be effective for the purposes of this Agreement until the requirements set out in this Section 6.4 have been satisfied, and until that change, transfer, substitution or addition is duly reflected in an amendment to the Record as may be required by the Limited Partnership Act. The names and addresses of the Limited Partners as reflected from time to time in the Record, as from time to time amended, will be conclusive as to those facts for all purposes of the Partnership.

6.5	Amendment of Record

The General Partner shall from time to time amend the Record and such other documents and promptly effect filings, recordings, and registrations at such places as are necessary or advisable to reflect changes in the membership of the Partnership and transfers of Units as herein provided and to constitute a transferee as a Limited Partner.

6.6	Restrictions on Dealing with Units

Except as provided herein, no Limited Partner may directly or indirectly pledge, charge, mortgage, grant a security interest in, dispose of by way of gift or declaration of trust, or otherwise deal in any way with, or encumber, any Units or any interest therein.

6.7	Non-Recognition of Trusts or Beneficial Interests

Except as provided herein, as required by law or as recognized by the General Partner in its sole discretion, no Person will be recognized by the Partnership as holding any Unit in trust, or on behalf of another Person with the beneficial interest therein, and the Partnership and Limited Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future, or partial interest in any Unit or in any fractional part of a Unit or any other rights in respect of any Unit or fractional part of a Unit except an absolute right to the Unit or fractional part of the Unit in the Limited Partner shown on the Record as holder of such Unit.

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6.8	Incapacity, Death, Insolvency or Bankruptcy

(a)	Where a Person becomes entitled to Units on the incapacity, death, insolvency, or bankruptcy of a Limited Partner, or otherwise by operation of law, such entitlement will not be recognized or entered into the Record until such Person:

(i)	has produced evidence satisfactory to the General Partner, acting reasonably, of such entitlement;

(ii)	has agreed in writing to be bound by the terms of this Agreement and to assume the obligations of a Limited Partner under this Agreement;

(iii)	has delivered such other evidence, approvals, and consents with respect to such entitlement as the General Partner may require and as may be required by law or by this Agreement; and

(iv)	provides to the General Partner satisfactory evidence that such Person: (i) is or is not a Financial Institution or a “non-resident” of Canada for the purposes of the Income Tax Act, if a partnership, is or is not a “Canadian partnership” for the purposes of the Income Tax Act; and (ii) is not a Prohibited Person or partnership that does not have a prohibition against investment by Prohibited Persons.

6.9	Unit Certificates

(a)

The Partnership may issue certificates, at the discretion of the General Partner or upon request of a Limited Partner, to evidence ownership of Units, which shall be in such form as shall be approved from time to time by the General Partner and shall be signed manually by or on behalf of the General Partner. The certificates, if any, shall be endorsed with a legend substantially as follows:

“This certificate, and the Units represented by this certificate, are issued upon the terms and are subject to a Limited Partnership Agreement binding on all holders of Units. By acceptance of this certificate, the holder acknowledges that except as expressly provided in the Limited Partnership Agreement, such Units may not be sold, assigned, or otherwise transferred, pledged, or encumbered”

(b)

Where a Limited Partner claims that a certificate evidencing its Units has been defaced, lost, apparently destroyed, or wrongly taken, the General Partner shall cause a new Unit certificate to be issued in substitution for the original certificate if the Limited Partner:

(i)	files with the General Partner an indemnity bond (or other form of indemnity, guarantee, or documentation) in form and amount satisfactory to the General Partner to protect the Partners and the Partnership from any loss, cost, or damage that they may incur or suffer by complying with the request to issue a replacement Unit certificate; and

(ii)	satisfies such other reasonable requirements imposed by the General Partner including a requirement to deliver the defaced Unit certificate or a form of proof of loss.

(c)	Upon the dissolution of the Partnership and distribution to a Limited Partner of the assets to which such Limited Partner is entitled hereunder, any certificate evidencing Units issued to such Limited Partner shall become null and void.

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6.10	Debit Balance in Accounts

The existence of a zero or negative balance in the capital account maintained for any Partner hereunder shall not operate to terminate the Partnership.

6.11	Fully Paid and Non-Assessable Nature of Units

All Units issued pursuant to, and in accordance with, the requirements of this Article 6 will be fully paid and non-assessable Units in the Partnership.

ARTICLE 7
CAPITAL OF THE PARTNERSHIP

7.1	Contributions

The capital of the Partnership on the date of this Agreement shall consist of the aggregate Contributions of:

(a)	the Limited Partners (other than the Class E Limited Partner) by way of the contribution of their respective Carta Securities in exchange for LP Units;

(b)	the sum of $20,000 contributed by the Initial Limited Partner (the Class E Limited Partner) in consideration of the purchase of a Class E Unit upon the formation of the Partnership; and

(c)	a capital contribution of $10 by the General Partner.

7.2	Accounts

(a)	There will be established for each Partner on the books of account of the Partnership a capital account which will be credited with each Partner’s Contribution, being equal to the number of Carta Shares contributed by each Partner as part of the Arrangement.

7.3	Assets

The Assets of the Partnership shall consist of the Mogo Partnership Shares, the Cash Available for Distribution, if any, and the Additional Securities, if any. The General Partner shall maintain a record of the Assets of the Partnership, and each Partner’s respective Assets of the Partnership shall be determined in accordance with Section 9.1.

7.4	No Right to Withdraw Amounts

No Partner will be entitled to the withdrawal or return of its capital, except to the extent, if any, that redemptions made pursuant to this Agreement. Except to the extent expressly provided in this Agreement or other written agreement entered into between all Partners, no Partner will have priority over any other Partner either as to the return of its capital or as to profits, losses or distributions.

7.5	No Interest Payable on Accounts

No interest will be paid to any Partner on any amount in that Partner’s capital account.

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7.6	Cash Holdings

The General Partner shall be entitled to hold Cash Available for Distribution in cash or short term investments for treasury and cash management and fees and expenses, including without limitation, any fees or expenses for which the General Partner is entitled to be reimbursed.

ARTICLE 8
DETERMINATION AND ALLOCATION OF ASSETS

8.1	Determination of Total Equity Value

The Total Equity Value of the Mogo Partnership Shares shall be determined by the General Partner from time to time for the purpose of determining the Crystallization Date and the distributions pursuant to Article 9 and Article 14, or as the General Partner may consider to be convenient or desirable. The “Total Equity Value” is calculated by adding the Mogo Partnership Shares Value (without taking into account any Mogo Partnership Shares that may be required to be sold in order to pay expenses of the Partnership or the General Partner in accordance with Section 11.8(a), and the aggregate value of any Additional Securities as determined in accordance with the Market Price of such securities (collectively, the “Total Equity Value”).

8.2	Determination of Net Asset Value

The Net Asset Value of the Partnership shall be determined by the General Partner from time to time for the purpose of determining the Distribution Ratio and the distributions pursuant to Article 9 and Article 14 or as the General Partner may consider to be convenient or desirable.

The “Net Asset Value” is distinguished from “Total Equity Value”, as it is a calculation of the net assets of the Partnership at a particular time. For example, Net Asset Value takes into account any sale of Mogo Partnership Shares and the expenditure of proceeds of any such sale, or the use of Cash Available For Distribution, by the General Partner in order to pay expenses of the Partnership or General Partner in accordance with Section 11.8(a). Provided that the expenses of the Partnership and the General Partner do not exceed the cash capital contribution by the Initial Limited Partner, it is expected that the Net Asset Value shall be equal to the Total Equity Value and the Distribution Ratio shall be one (1). The Distribution Ratio cannot be greater than one (1).

The “Net Asset Value” of the Partnership shall be calculated by taking the total Assets of the Partnership, including the Mogo Partnership Shares held by the Partnership and all cash and cash equivalents and the market value of all other assets, and deducting therefrom all fees and expenses accrued or payable and all other liabilities of the Partnership.

In determining Net Asset Value,

(a)	the value of the Mogo Partnership Shares will be calculated by multiplying the Mogo Partnership Shares held by the Partnership on the date of the calculation by the Market Price.

(b)	the value of any Additional Securities shall be determined in accordance with the Market Price of such securities; and

(c)	liabilities shall include only those expenses paid or payable by the Partnership or the General Partner, including accrued contingent liabilities.

8.3	Allocation of Income and Losses

(a)	Subject to remainder of this Section 8.3, the net income or net loss of the Partnership for tax and accounting purposes for a fiscal period shall be allocated to Partners in a manner that corresponds to the allocation of distributions that would have been made to the Partners if the distributions we made in accordance with Section 9.1 at the end of that fiscal period.

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(b)	Subject to remainder of this Section 8.3, all income (including capital gains) and losses (including capital losses) arising on the disposition of Assets through a distribution of such Assets to Partners shall be allocated for tax purposes solely to such Partners, in proportion to such distribution. For greater certainty, where no capital gains for Canadian income tax purposes arise on any such distribution due to subsection 98(3) of the Income Tax Act, for the purposes of determining a Partner’s net income or loss for Canadian income tax purposes, no capital gains arising on a distribution of Assets to Partners shall be allocated to such Partner receiving such distribution.

(c)	To the extent that the Partnership may reasonably be considered to have realized all or a portion of a capital gain as a result of there being one or more Deferred Amounts, the capital gain or portion thereof, as the case may be, shall be allocated in a reasonable manner (as determined by the General Partner) to the Partners for which the Deferred Amounts relate. For the foregoing purpose, a substitute or transferee Limited Partner will be considered to be in the same position as the substituted or transferor Limited Partner in respect of the Deferred Amount relating to the substituted or transferor Limited Partner.

(d)	For any capital gains arising on the disposition of Assets through a distribution of such Assets to holders of Class G (2020 Note) Units, such holders shall be allocated their proportionate share of the lesser of (i) an amount equal to such capital gains, and (ii) an amount equal to the product of the Class G (2020 Note) Return multiplied by the reciprocal of the applicable fraction in paragraph 38(a) of the Income Tax Act. Any remaining capital gains arising on the disposition of Assets through a distribution of such Assets to holders of Class G (2020 Note) Units shall be allocated to the holders of Class A Units, Class B Units, Class C Units, and Class D (MIP) Units as considered equitable in the sole discretion of the General Partner, taking into account the additional Assets available to such Partners as a result of Class G (2020 Note) Limited Partners participation in the Plan of Arrangement.

(e)	Any losses arising on the disposition of Assets through a distribution of such Assets to holders of Class F (2019 Note) Units shall only be allocated to such holders to the extent that the value of Assets is less than the sum of the Class F (2019 Note) Principal Amount, the Class F (2019 Note) Return and the Class F (2019 Note) Preferred Redemption Return. All other losses, if any, arising on the disposition of Assets through a distribution of such Assets to holders of Class F (2019 Note) Units shall be allocated to the holders of Class A Units, Class B Units, Class C Units, and Class D (MIP) Units as considered equitable in the sole discretion of the General Partner, taking into account the depletion of Assets available to such Partners as a result of Class F (2019 Note) Limited Partners participation in the Plan of Arrangement.

(f)	Any losses arising on the disposition of Assets through a distribution of such Assets to holders of Class G (2020 Note) Units shall only be allocated to such holders to the extent that the value of Assets is less than the sum of the Class G (2020 Note) Priority Payment and the Class G (2020 Note) Return. All other losses, if any, arising on the disposition of Assets through a distribution of such Assets to holders of Class G (2020 Note) Units shall be allocated to the holders of Class A Units, Class B Units, Class C Units, and Class D (MIP) Units as considered equitable in the sole discretion of the General Partner, taking into account the depletion of Assets available to such Partners as a result of Class G (2020 Note) Limited Partners participation in the Plan of Arrangement.

(g)	Notwithstanding anything else contained in this Agreement, if in the General Partner’s sole opinion it is desirable or necessary to effect an equitable allocation of net income or net loss, the General Partner in its sole discretion may make any and all adjustments (resulting in a deviation from the allocations as otherwise set out above in this Section) in determining the net income or net loss to be allocated to each Partner in respect of any fiscal period, taking into account such factors as the General Partner in its sole discretion considers relevant.

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ARTICLE 9
DISTRIBUTION OF ASSETS AND RETURN OF CAPITAL TO PARTNERS

9.1	Determination and Distribution of Assets

(a)	The General Partner will determine the Total Equity Value and the Net Asset Value on the Crystallization Date in accordance with the terms of this Agreement and the General Partner shall cause distributions of the Mogo Partnership Shares and other Assets of the Partnership, if any, to be made by the Partnership to the Limited Partners, but only in accordance with Article 14. Any cash contributed to the Partnership by a Partner shall, to the extent any remains on dissolution of the Partnership, be returned to the account of such contributing Partner as a return of capital.

(b)	Any distributions shall be made in accordance with and in the order as set out in Article 14 with the Assets being apportioned between the Limited Partners and the General Partner as follows (the “Waterfall”):

(i)	Should the Total Equity Value exceed the MIP Threshold, Assets with a value equal to 12.5% of the difference between the Total Equity Value and the MIP Threshold multiplied by the Distribution Ratio (the “Series D (MIP) Distribution”) shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class D (MIP) Units, divided pro rata to their holdings of Class D (MIP) Units;

(ii)	Provided Assets have not been distributed to the Class F (2019 Note) Limited Partners in accordance with Section 9.2, following the Series D (MIP) Distribution (if applicable) Assets with a value equal to up to 100% of:

(A)	the Class F (2019 Note) Principal Amount; and

(B)	the Class F (2019 Note) Return, calculated on the Crystallization Date; and

(C)	the Class F (2019 Note) Preferred Redemption Return,

multiplied by the Distribution Ratio (the “Class F (2019 Note) Priority Distribution”) shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class F (2019 Note) Units, divided pro rata to their holdings of Class F (2019 Note) Units;

(iii)	Following the Series D (MIP) Distribution and the Class F (2019 Note) Priority Distribution, if applicable, Assets with a value equal to up to 100% of:

(A)	the Class G (2020 Note) Priority Payment; and

(B)	a preferred return on the Class G (2020 Note) Priority Payment equal to 15% per annum (compounded monthly and calculated on the Crystallization Date),

multiplied by the Distribution Ratio (the “Class G (2020 Note) Priority Distribution”) shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class G (2020 Note) Units, divided pro rata to their holdings of Class G (2020 Note) Units;

(iv)	Provided Assets remain available for distribution following the Series D (MIP) Distribution (if applicable), the Class F (2019 Note) Priority Distribution (if applicable), and the Class G (2020 Note) Priority Distribution, Assets with a value equal to up to 100% of the Series A Priority Distribution Amount, multiplied by the Distribution Ratio (the “Series A Priority Distribution”), shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class A Units, divided pro rata to their holdings of Class A Units;

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(v)	Provided Assets remain available for distribution following the Series D (MIP) Distribution (if applicable), the Class F (2019 Note) Priority Distribution (if applicable), the Class G (2020 Note) Priority Distribution and the Series A Priority Distribution, Assets with a value equal to up to 100% of the Series A Liquidation Preference Amount, multiplied by the Distribution Ratio (the “Series A Liquidation Preference Distribution”), shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class A Units and Class G (2020 Note) Units in accordance with the Series A Ratio and the Series G Ratio, as follows:

(A)	Class A Limited Partners shall receive an amount equal to the aggregate Series A Liquidation Preference Distribution multiplied by the Series A Ratio, divided pro rata to their holdings of Class A Units; and

(B)	Class G (2020 Note) Limited Partners shall receive an amount equal to the aggregate Series A Liquidation Preference Distribution multiplied by the Series G (Note) Ratio, divided pro rata to their holdings of Class G (2020 Note) Units;

(vi)	Provided Assets remain available for distribution following the Series D (MIP) Distribution (if applicable), the Class F (2019 Note) Priority Distribution (if applicable), the Class G (2020 Note) Priority Distribution, the Series A Priority Distribution (if applicable) and the Series A Liquidation Preference Distribution (if applicable), Assets with a value equal to up to 100% of the Series B Liquidation Preference Amount, multiplied by the Distribution Ratio (the “Series B Liquidation Preference Distribution”), shall be distributed, subject to Section 9.1(b)(ix), to the Class B Limited Partners, divided pro rata to their holdings of Class B Units;

(vii)	Provided Assets remain available for distribution following the Series D (MIP) Distribution (if applicable), the Class F (2019 Note) Priority Distribution (if applicable), the Class G (2020 Note) Priority Distribution, the Series A Priority Distribution (if applicable), the Series A Liquidation Preference Distribution (if applicable) and the Series B Liquidation Preference Distribution (if applicable), Assets with a value equal to up to 100% of the Series C Liquidation Preference Amount multiplied by the Distribution Ratio (the “Series C Liquidation Preference Distribution”), shall be distributed, subject to Section 9.1(b)(ix), to the Class C Limited Partners, divided pro rata to their holdings of Class C Units;

(viii)	Provided Assets (other than Cash Available for Distribution) remain available for distribution following the Series D (MIP) Distribution (if applicable), the Class F (2019 Note) Priority Distribution (if applicable), the Class G (2020 Note) Priority Distribution, the Series A Priority Distribution (if applicable), the Series A Liquidation Preference Distribution (if applicable), the Series B Liquidation Preference Distribution (if applicable) and the Series C Liquidation Preference Distribution (if applicable), such remaining Assets available for distribution (the “Participation Right Residual Amount”) shall be distributed, subject to Section 9.1(b)(ix), to the Class A Limited Partners, Class B Limited Partners and Class C Limited Partners as follows:

(A)	Class A Limited Partners shall receive an aggregate amount equal to the Participation Right Residual Amount multiplied by the Series A Participation Right Percentage;

(B)	Class B Limited Partners shall receive an aggregate amount equal to the Participation Right Residual Amount multiplied by the Series B Participation Right Percentage; and

(C)	Class C Limited Partners shall receive an aggregate amount equal to the Participation Right Residual Amount multiplied by the Series C Participation Right Percentage;

In each case, with distributions being divided to the holders’ pro rata holdings of Class A Units, Class B Units and/or Class C Units, as the case may be, and subject to the Distribution Ratio;

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(ix)	Provided cash Assets remain available for distribution following the steps set out in Sections 9.1(b)(i) to (viii) above, the Class E Limited Partner shall receive any cash amount remaining from its initial capital contribution and $10;

(x)	Any Limited Partner (other than the Class E Limited Partner) which has contributed cash to the Partnership shall, to the extent any cash remains from such capital contribution on dissolution and wind-up of the Partnership, receive an amount equal to the remaining cash credited to such Limited Partner’s account; and

(xi)	Provided cash Assets remain available for distribution following the steps set out in Sections 9.1(b)(i) to (x) above, the General Partner shall receive the remainder of the Assets of the Partnership.

(c)	Other than any distribution of an undivided interest in Mogo Consideration Shares in accordance with Section 14.6, in no circumstance shall a fraction of a Mogo Partnership Share be distributed to any Limited Partner. Should the application of any sub-section of Section 9.1(b) or Section 9.2(a) entitle any Limited Partner to a fraction of a Mogo Partnership Share (other than any distribution of an undivided interest in Mogo Consideration Shares in accordance with Section 14.6), such number of Mogo Partnership Shares shall be rounded up or down to the nearest whole number at the General Partner’s discretion.

(d)	Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the General Partner on behalf of the Partnership, shall not be required to make a distribution to a Partner if such distribution would violate the Act or other applicable Law.

9.2	Early Redemption of Class F (2019 Note) Units

(a)	Should the Crystallization Date not occur on or before December 31, 2021 (the “Class F (2019 Note) Redemption Date”), then on or immediately following the Class F (2019 Note) Redemption Date, the Class F (2019 Note) Units shall be redeemed in accordance with Section 14.9 for Assets with a value equal to:

(A)	the Class F (2019 Note) Principal Amount; and

(B)	the Class F (2019 Note) Return, calculated on the Class F (2019 Note) Redemption Date; and

(C)	the Class F Preferred Redemption Return,

(the “Class F (2019 Note) Maturity Date Distribution”) which shall be distributed, subject to Section 9.1(b)(ix), to the holders of Class F (2019 Note) Units, divided pro rata to their holdings of Class F (2019 Note) Units;

(b)	For the purpose of the calculation of the value of the Assets to be distributed in accordance with this Section 9.2, the Mogo Partnership Shares Price Per Share shall be calculated using the Market Price of the Mogo Partnership Shares as at the Class F (2019 Note) Redemption Date.

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9.3	Return of Capital Contribution

No Limited Partner will be entitled to demand a return of its capital unless such return of capital is pursuant to the dissolution of the Partnership pursuant to Article 14. Except as otherwise provided in this Agreement, all Partners will look solely to the assets of the Partnership for the return of their respective capital or any other distributions with respect to their Units. If the assets remaining after the payment or discharge of all debts and liabilities of the Partnership are insufficient to return to Partners their capital or to make any other distribution to the Partners, no Partner will have any recourse against the personal assets of any other Partner for that purpose except in respect of the obligations of the General Partner pursuant to Section 5.3.

9.4	Repayment

If, as determined by the General Partner, any Limited Partner has received an amount under this Article 9 that is in excess of that Limited Partner’s entitlement, such Limited Partner will reimburse the Partnership to the extent of the excess without interest within 30 days after notice by the General Partner.

9.5	Prohibition on Distributions

The General Partner will not cause the Partnership to make any distribution pursuant to this Article 9:

(a)	unless there are sufficient Assets available therefor;

(b)	which would render the Partnership unable to pay its debts as and when they fall due; or

(c)	which, in the opinion of the General Partner, would or might leave the Partnership with insufficient funds or Assets to meet any future or contingent obligations or which would contravene the Act.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations, Warranties and Covenants of General Partner

The General Partner represents, warrants and covenants to each Limited Partner that, so long as it is the General Partner, it:

(a)	has the capacity and corporate authority to act as a general partner and to perform its obligations under this Agreement, and those obligations do not conflict with nor do they result in a breach of any of its constating documents, by-laws or any agreement by which it is bound;

(b)	holds and will maintain the registrations necessary for the conduct of its business and has and will continue to have all licences and permits necessary to carry on its business as the General Partner of the Partnership in all jurisdictions where the activities of the Partnership require that licensing or other form of registration of the General Partner;

(c)	will act in good faith toward the Limited Partners in carrying out its obligations under this Agreement and will carry out its powers and authorities as General Partner hereunder and manage and operate the Partnership and the undertaking, property and assets thereof in a reasonable and prudent manner; and

(d)	will devote as much time to the conduct of the business of the Partnership as is reasonably required for the prudent management of the business and affairs of the Partnership.

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10.2	Representations and Warranties of the Limited Partners

Each Limited Partner represents, warrants and covenants to the General Partner and all the other Limited Partners that:

(a)	if an individual, he or she has obtained the age of majority and has the legal capacity and competence to enter into this Agreement and to take all actions required pursuant thereto and hereto;

(b)	if a corporation or body corporate, it has the legal capacity and competence to enter into this Agreement and to take all actions required pursuant hereto and all necessary approvals by its directors, shareholders and members, or otherwise, have been given to authorize the entering into of this Agreement and to take all actions required pursuant hereto;

(c)	such Limited Partner is not a Prohibited Person;

(d)	if a partnership, such Limited Partner has a prohibition against investment by Prohibited Persons;

(e)	such Limited Partner is not a Financial Institution, and such Limited Partner shall immediately advise the General Partner if such Limited Partner becomes a Financial Institution at any time thereafter; and

(f)	each Limited Partner shall, and agrees to, indemnify and hold harmless the Partnership and each other Limited Partner for any costs, damages, liabilities, expenses or losses suffered or incurred by the Partnership or such other Limited Partner, as the case may be, that result from or arise out of a breach of the foregoing representations and warranties.

10.3	Residency and Tax Status of Limited Partners

(a)	Each holder of Class A Units - Series 1, Class B Units - Series 1, Class C Units - Series 1, Class D (MIP) Units - Series 1, Class E Units and Class G (2020 Note) Units - Series 1 represents, warrants and covenants to the General Partner and all the other Limited Partners that such Limited Partner is a Canadian Resident, and that it will immediately notify the General Partner should it no longer be a Canadian Resident at any time during which it holds a Partnership Interest.

(b)	to any partnership that does not have a prohibition against investment by Prohibited Persons; or (c) if such transfer or purported transfer would have the effect of causing the Partnership to become a Financial Institution or a “SIFT partnership” for purposes of the Income Tax Act. Each Limited Partner acknowledges that the General Partner may require any Limited Partner who becomes a Prohibited Person to sell its Interest to one or more persons who are not Prohibited Persons.

(c)	Each Limited Partner acknowledges and agrees that the General Partner may require any Limited Partner that is a Financial Institution to sell its Partnership Interests to one or more persons or entities that are not Financial Institutions if absent such sale the Partnership would be a Financial Institution. In the event that a Limited Partner fails to comply with such a request, the General Partner shall have the right to sell such Limited Partner’s Partnership Interests or to purchase the same on behalf of the Partnership at fair value as determined by an independent third party selected by the General Partner, whose determination will be final and binding and not subject to review or appeal.

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10.4	Survival of Representations and Warranties

The representations and warranties contained in this Article 10 shall remain valid after the execution of this Agreement and each party shall be required to ensure that each representation and warranty made by such party remains true so long as such party remains a Partner.

10.5	Tax Status of Limited Partners

(a)	Each Limited Partner covenants and agrees to promptly provide evidence to the General Partner upon request of such Limited Partner’s status under the Income Tax Act or any similar statute affecting the status of the Partnership or of any other matter which affects or may from time to time affect such status.

(b)	Each Limited Partner shall deliver to the General Partner, at the time or times reasonably requested by the General Partner, a signed and dated certification by the Partner that the Partner is a Canadian Resident for tax purposes, and such properly completed and executed documentation reasonably requested by the General Partner.

10.6	Deemed Exchange of Units

(a)	Should the residency status of a Limited Partner change such that the Limited Partner is a holder of “Series 1” Units and is no longer a Canadian Resident, the Units held by such Limited Partner shall be deemed to be exchanged to “Series 2” Units of the same class effective immediately prior to the change of residency status, with such exchange recorded on the Record.

(b)	Each Limited Partner acknowledges and agrees that should a Limited Partner fail to provide evidence of tax status to the General Partner in accordance with Section 10.5, “Series 1” Units may, at the discretion of the General Partner, be deemed to be exchanged for “Series 2” Units of the same class, and such exchange shall be recorded on the Record.

ARTICLE 11
MANAGEMENT OF THE PARTNERSHIP

11.1	Duties of General Partner

(a)	The General Partner has:

(i)	unlimited liability for the debts, liabilities and obligations of the Partnership;

(ii)	subject to the terms of this Agreement and to any applicable limitations set out in the Act and applicable similar legislation in Canada, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Partnership; and

(iii)	the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of the Partnership for and on behalf of and in the name of the Partnership.

(b)	An action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

(c)	In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by it. The General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the General Partner has acted pursuant to its authority under this Agreement.

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11.2	Powers of the General Partner

(a)	Subject to the provisions of this Agreement, the General Partner has full power and exclusive authority for and on behalf of the Partnership to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the business of the Partnership, including without limitation exercising all rights of voting attaching to the Mogo Partnership Shares and all rights in connection with the initiation, taking part in and consenting to any action of the Carta Limited Partnership as a shareholder of Mogo Shares, and including anything that is in furtherance of or incidental to the business of the Partnership or that is provided for in this Agreement.

(b)	No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

(c)	The General Partner may hold legal title to any of the assets or property of the Partnership in its name as bare trustee for the benefit of the Partnership.

11.3	Voting of Mogo Partnership Shares

(a)	Subject to this Section 11.3, the General Partner shall exclusively possess and be entitled, in person, by proxy or by attorney, to (i) exercise all the rights of voting attaching to the Mogo Partnership Shares and all rights in connection with the initiation, taking part in and consenting to any action of the Carta Limited Partnership as a shareholder of Mogo Shares, and (ii) make, execute, swear to, sign, acknowledge, amend, modify and deliver all documents, transfers, assignments, conveyances, agreements, resolutions, by-laws, articles of amendment, covenants, undertakings, acknowledgments, affidavits, declarations, instruments, contracts, endorsements, waivers, consents, approvals, elections, notices, proxies, certificates, filings, reports, receipts, and other writings or documents in respect of the Mogo Partnership Shares as the General Partner in its sole discretion considers appropriate and necessary.

(b)	In exercising its discretion under Section 11.3(a), the General Partner must only vote Mogo Partnership Shares at a meeting of holders of Mogo Shares in accordance with the instructions received from the Limited Partners.

(c)	Following calling of a meeting of the holders of Mogo Shares, the Class E Limited Partner, shall, at its sole cost and expense, deliver a copy of the meeting materials and a voting instruction form to each Limited Partner, to be returned to the General Partner directing the General Partner as to each Limited Partner’s voting decision in respect of the matters to be considered at any such meeting of holders of Mogo Shares.

(d)	Each Limited Partner shall be entitled to provide voting instructions in respect of that number of Mogo Partnership Shares equal to each Limited Partner’s respective theoretical distribution entitlement of Mogo Partnership Shares in accordance with the Waterfall set out in Section 9.1 and assuming a Net Asset Value of $74.5 million (such number of Mogo Partnership Shares for each Limited Partner, the “Voting Share Number”). On the date of this Agreement, the General Partner shall deliver to Mogo a list of Limited Partners (including names and addressed for the purpose of delivering the requisite meeting materials) and the Voting Share Numbers for each Limited Partner. The parties acknowledge and agree that the Limited Partners’ respective rights over the votes of the Mogo Partnership Shares shall be determined on this basis regardless of the Market Price of the Mogo Shares at any given time.

(e)	Mogo, in its capacity as Mogo Inc., shall use commercially reasonable efforts to tabulate the voting instructions received pursuant to Section 11.3(d) and shall present such tabulations to the General Partner. The General Partner, upon being presented with any documentation supporting such tabulations that it may reasonably request, shall exercise its voting rights attaching to the Mogo Partnership Shares in accordance with such instructions and only in respect of the aggregate number of Mogo Partnership Shares equal to the aggregate Voting Share Numbers of all Limited Partners who have provided instructions pursuant to Section 11.3(d).

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11.4	Borrowing Power

Without limiting the generality of Section 11.2, the General Partner has full power and exclusive authority for and on behalf of the Partnership to, from time to time, (a) borrow money, (b) enter into guarantees and/or indemnities, (c) draw, make, execute and issue loan agreements, promissory notes, evidences of indebtedness and other negotiable or non-negotiable instruments, (d) secure the payment of any sums so borrowed, guaranteed or indemnified, (e) mortgage, pledge, charge, assign and hypothecate or assign in trust all or any part of, or any interest in, any of the undertaking, property or assets of the Partnership, (f) assign any money owing or to be owing to the Partnership, and/or (g) engage in any other means of financing.

11.5	Exercise of Powers and Discharge of Duties

The General Partner covenants that it will exercise its powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, subject to applicable Law, the General Partner covenants that it will maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner.

11.6	Delegation

The General Partner may contract with any Person to carry out any of the duties of the General Partner under this Agreement, and may delegate to such Person any power and authority of the General Partner hereunder, but no such contract or delegation will relieve the General Partner of any of its obligations under this Agreement.

11.7	Restrictions on General Partner’s Authority

The General Partner will not:

(a)	dissolve the affairs of the Partnership, except as provided in Article 14; or

(b)	do any act prohibited by the Act.

11.8	Expenses of General Partner

(a)	Mogo has deposited $20,000, as its Contribution, into an account of the Partnership that will be applied by the Partnership to pay or otherwise satisfy its obligations with respect to the administration of the applicable distribution, redemptions and dissolution provided for in this Agreement, along with all other obligations of the Partnership and the General Partner pursuant to this Agreement and in accordance with the Act, as such amounts become payable under the terms of this Agreement or in accordance with the Act.

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(b)	The General Partner is entitled to reimbursement for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with conducting the Partnership’s affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner will determine the fees and expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 11.8 will be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 11.10.

(c)	Should the amount contributed by Mogo pursuant to subsection 11.8(a) be insufficient to fund all of the Partnership’s obligations with respect to the administration of the applicable distribution, redemptions and dissolution provided for in this Agreement, the General Partner may dispose of Mogo Partnership Shares into the market in order to fund the reimbursement of the General Partner’s expenses as determined in subsection 11.8(a) and any reimbursement to the General Partner as a result of indemnification pursuant to Section 11.10, provided that the General Partner will provide notice to Mogo at least seventy-two (72) hours prior to any such transaction and Mogo will be allowed the opportunity during such seventy-two (72) hours to place such Mogo Partnership Shares with a purchaser, provided that the General Partner will have sole discretion with respect to the final sale price of such Mogo Partnership Shares.

11.9	Limitation of Liability

The General Partner is not personally liable for the return of any Contribution made by a Limited Partner to the Partnership. Notwithstanding anything else contained in this Agreement, but subject to Section 5.2, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by Law unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wilful or reckless disregard of the General Partner’s obligations under this Agreement.

11.10	Indemnification of General Partner

(a)	The General Partner and any of its Affiliates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the Governing Body of the Partnership, and any Person that the General Partner designates as an indemnified person (each, an “Indemnified Party”) will, to the fullest extent permitted by Law, be indemnified on an after tax basis solely out of the assets of the Partnership (and the General Partner will be entitled to grant indemnities on behalf of the Partnership, and to make payments out of such assets, to any Indemnified Party in each case in accordance with this Section 11.10) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Partnership or by reason of such Person being the General Partner, or an Affiliate of the General Partner, or an officer, director, agent, shareholder, partner, member or employee of the General Partner or an Affiliate of the General Partner, or a Person who serves on the Governing Body of the Partnership, provided that:

(i)	in each case the Indemnified Party acted honestly and in good faith with a view to the best interest of the Partnership;

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(ii)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnified Party had reasonable grounds for believing its conduct was lawful; and

(iii)	no indemnification pursuant to this Section 11.10 will be available to an Indemnified Party where the Indemnified Party has been adjudged by a final decision of a court of competent jurisdiction that is no longer appealable to have constituted wilful misconduct or gross negligence by the Indemnified Party or of any act or omission not believed by the Indemnified Party in good faith to be permitted by or not in contravention of this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnified Party acted in a manner contrary to that specified above.

(b)	An Indemnified Party will not be denied indemnification in whole or in part under this Section 11.10 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(c)	To the fullest extent permitted by Law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, will from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it will be determined that the Indemnified Party is not entitled to be indemnified as authorized in this Section 11.10.

(d)	The indemnification provided by this Section 11.10 will be in addition to any other rights to which an Indemnified Party may be entitled under any agreement, as a matter of the Law or otherwise, as to actions in the Indemnified Party’s capacity as:

(i)	General Partner and any of its Affiliates,

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner or any its their Affiliates; or

(iii)	a Person serving at the request of the General Partner or any of its Affiliates as a director, officer, employee, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity and as to action in any other capacity, and will enure to the benefit of such Person’s heirs, successors, assigns and administrators. The indemnification provisions of this Section 11.10 are for the benefit of each Indemnified Party, its heirs, successors, assigns and administrators and will not be deemed to create any rights for the benefit of any other Person.

(e)	No amendment, modification or repeal of this provision or any other provision of this Agreement will in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

(f)	To the extent that an Indemnified Party has any duties to the Partnership or to the Partners, including fiduciary duties, such Indemnified Party acting in connection with the Partnership’s activities or affairs will not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

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(g)	Any amendment, modification or repeal of this Section 11.10 (or that otherwise affects this Section 11.10) that limits its scope will be prospective only and will not in any way affect the limitations on the liability of the Indemnified Parties under this Section 11.10 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, provided that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

(h)	The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of those Persons (other than the General Partner itself) as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

(i)	The provisions of this Section 11.10 will survive the dissolution of the Partnership.

ARTICLE 12
REMOVAL OF GENERAL PARTNER

12.1	General

The General Partner is deemed to have been elected as general partner of the Partnership as of the filing of the Declaration. Except as provided for in this Article 12, the General Partner may not be removed as general partner of the Partnership.

12.2	Deemed Resignation

Upon:

(a)	the passing of any resolution of the directors or shareholders of the General Partner requiring or relating to the bankruptcy, dissolution, liquidation or winding-up or the making of any assignment for the benefit of creditors of the General Partner or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner,

(b)	the appointment of a receiver of the assets and undertaking of the General Partner,

(c)	the breach of any representation, warranty or covenant of the General Partner pursuant to Article 10, or

(d)	any mortgagee or other encumbrancer takes possession of the property or assets of the General Partner, or a substantial part thereof, or if levy or execution or any similar process is levied or enforced against the property or assets of the General Partner, the General Partner will cease to be qualified to act as the general partner under this Agreement and will be deemed to have been removed as general partner of the Partnership and a new general partner will, in these instances, be appointed by an Ordinary Resolution of the holders of the Class A Units within 180 days of receipt of written notice of that event (which written notice will be provided by the General Partner promptly upon the occurrence of that event) provided that the General Partner will not cease to be the General Partner until the earlier of the appointment of a new general partner and the expiry of the 180 day period.

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12.3	Removal

The General Partner may be removed by an Ordinary Resolution of the holders of the Class A Units. Any removal of the General Partner under this Section 12.3 must also provide for the election and succession of a new general partner pursuant to an Ordinary Resolution of the holders of the Class A Units. Any removal under this Section 12.3 will be effective immediately before the election of the successor general partner to the Partnership.

12.4	Voluntary Resignation or Dissolution

(a)	The General Partner may resign as General Partner or dissolve on not less than 90 days’ written notice to all Limited Partners. Such resignation will be effective and the General Partner will cease to be General Partner upon the earlier of:

(i)	the date specified in the notice; and

(ii)	the appointment of a successor general partner by an Ordinary Resolution of the holders of the Class A Units.

12.5	Payment of Accounts

If the General Partner is removed pursuant to Section 12.3, or if the General Partner resigns or is deemed to resign pursuant to Section 12.2 or 12.4 and the Partnership is not required to be dissolved pursuant to Article 14, the Partnership will pay to the General Partner that has resigned or been removed the amount of any credit balance then in its capital account. Such payment will be made to the General Partner that has resigned or been removed 30 days following the effective date of its resignation or removal. The General Partner that has resigned or been removed will also be entitled to its allocation of net income or loss and distribution of Cash Available for Distribution as provided in Sections 8.1 and 9.1, respectively (pro-rated on a daily basis to the effective date of such resignation or removal). Such allocation and distribution, if any, will be paid within 120 days of completion of the Partnership’s fiscal year.

12.6	Transfer of Management

On the admission of a new General Partner to the Partnership, the General Partner that was removed or resigned will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

12.7	Transfer of Title

On the resignation or removal of a General Partner and the admission of a new General Partner, the General Partner that has resigned or been removed will, at the cost of the Partnership, if applicable, transfer legal title to the Partnership’s property to such new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

12.8	Release

Upon the removal or resignation of the General Partner, the Partnership will (a) reimburse the General Partner then resigning or being removed for all expenses incurred by it in accordance with this Agreement, and (b) release and hold harmless such General Partner from all claims, actions, costs, demands, losses, damages and expenses with respect to events which occur in relation to the Partnership after the effective date of such removal or resignation unless such events arise from the gross negligence or willful misconduct of the General Partner.

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12.9	New General Partner

A new General Partner accepted will become a party to this Agreement by signing a counterpart of this Agreement and will agree to be bound by all of the provisions of this Agreement and assume the obligations, duties and liabilities of the General Partner hereunder as from the date the new General Partner becomes a party to this Agreement, and will thereupon file an amending Declaration.

12.10	Transfer of GP Units

Notwithstanding the foregoing, the General Partner may transfer its Partnership Interests at its sole discretion provided that the transferee assumes the rights and duties of the General Partner and agrees to be bound by the provisions of this Agreement.

ARTICLE 13
MEETINGS OF THE LIMITED PARTNERS

13.1	Meetings and Approvals of Partners

(a)	The General Partner and Limited Partners holding a majority of the outstanding Class A Units may call a meeting of the Partnership on not less than 5 Business Days’ notice to the other Partners. Meetings may be held in person or by telephone conference call.

(b)	A quorum for such meetings will consist of one or more Partners present in person or by proxy holding a majority of the voting power which may be exercised at such meeting.

13.2	Voting

(a)	The holders of Units shall, subject to the other provisions hereof, have the right to exercise one vote for each Unit held in respect of all matters to be decided by the Partners.

(b)	A Limited Partner which is a corporation may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Partners.

(c)	Every question submitted to a meeting of Partners will be decided by an Ordinary Resolution unless otherwise required by this Agreement. In the case of an equality of votes, the chairperson will not have a casting vote and the resolution will be deemed to be defeated. The chairperson will be entitled to vote in respect of any Units held by the chairperson or for which the chairperson may be a proxyholder. On any vote at a meeting of Partners, a declaration of the chairperson concerning the result of the vote will be conclusive.

(d)	If Units are held jointly by two or more persons and only one of them is present or represented by proxy at a meeting of Unitholders, that Unitholder may, in the absence of the other or others, vote with respect those Units, but if more than one of them is present or represented by proxy, they will vote together on the whole Units held jointly. Where this Agreement or applicable Law only permits certain Units to be voted on a matter, only votes in respect of such Units will be recognized.

13.3	Powers of Limited Partners; Resolutions Binding

The Limited Partners will have only the powers set out in this Agreement and any additional powers provided by Law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on each Partner and that Partner’s respective heirs, executors, administrators, successors and assigns, whether or not that Partner was present in person or voted against any resolution so passed.

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13.4	Minutes

The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all minutes and all resolutions of the Partners consented to in writing to be made and entered in books to be kept for that purpose. Any minutes of a meeting signed by the chairperson of the meeting will be deemed evidence of the matters stated in them and the meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

13.5	Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

ARTICLE 14
REDEMPTION, DISSOLUTION AND TERMINATION

14.1	Term of the Partnership

Subject to earlier termination in accordance with Section 14.2, the Partnership shall terminate no later than [30 days] following the Crystallization Date, or such earlier date following the Crystallization Date as may be determined by the General Partner.

14.2	Dissolution

(a)	The Partnership shall dissolve and its affairs shall be wound up upon the earliest of:

(i)	no later than [30 Days] following the Crystallization Date; or

(ii)	the failure of the Limited Partners to promptly approve a successor General Partner as required by Applicable Law in the event of the withdrawal, removal, insolvency or dissolution of the General Partner; or

(iii)	the removal or deemed removal of the sole General Partner unless the General Partner is replaced as provided in Section 12.2, 12.4 or 12.10, as applicable.

(b)	The Limited Partnership shall not dissolve at any other time or for any other reason whatsoever.

14.3	No Dissolution

The Partnership will not come to an end by reason of the death, bankruptcy, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Units.

14.4	Receiver

The General Partner will serve as the receiver of the Partnership. If the General Partner is unable or unwilling to act in such capacity, the Class A Limited Partners will appoint an appropriate Person to act as the receiver of the Partnership.

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14.5	Redemption

(a)	Immediately prior to the redemptions contemplated in this Section 14.5 and the distribution of Assets in accordance with Section 14.6, the General Partner shall calculate the entitlements of the Series 2 Units and the Series 1 Units collectively in accordance with the Waterfall. Following calculation of the Waterfall, the Series 2 Units shall be redeemed in accordance with Section 14.5, followed by the distribution of Assets to the Series 1 Units in accordance with Section 14.6. The amount distributed shall be calculated on the hypothetical basis that the redemption of the LP Units in this Section 14.5 occurs concurrently with the distribution contemplated in Section 14.6 (and, if applicable, Section 14.7) and holders of Series 2 LP Units shall not be entitled to a greater or lesser amount per LP Unit than if they had held Series 1 LP Units.

(b)	Subject to Section 14.7, immediately prior to dissolution in accordance with Section 14.6, the Class A Units - Series 2, Class B Units - Series 2, Class C Units - Series 2, Class D (MIP) Units - Series 2, the Class F (2019 Note) Units - Series 2 (provided the Class F (2019 Note) Maturity Date Distribution shall have not already occurred), and the Class G (2020 Note) Units - Series 2 shall be automatically redeemed by the distribution the Assets of the Partnership in exchange for their pro rata respective portions of the Waterfall as determined in accordance with Section 9.1, if any. The Assets distributed upon redemption of the respective Series 2 LP Units in this Section 14.5 shall be distributed in accordance with Section 9.1(b).

(c)	Upon completion of the redemption in accordance with this Section 14.5, no holders of Class A Units - Series 2, Class B Units - Series 2, Class C Units - Series 2, Class D (MIP) Units - Series 2, Class F (2019 Note) Units - Series 2 or Class G (2020 Note) Units - Series 2 shall possess any Partnership Interests.

14.6	Distribution of Assets

Upon the happening of any event set out in Section 14.2(a), and immediately following the redemptions set out in Section 14.5, the General Partner shall act as the receiver and liquidator of the assets of the Limited Partnership. The General Partner shall proceed diligently and expeditiously, following the applicable date of such event in Section 14.2(a) to liquidate the Limited Partnership and to wind up its affairs and, in doing so, shall distribute the remaining Assets of the Partnership to any Partners whose Units have not been redeemed all in accordance with the Waterfall as determined in accordance with Section 9.1. For greater certainty and notwithstanding anything else in this Agreement, the General Partner shall be entitled to distribute an undivided interest in each of the Assets to the Partners in proportion to each Partner’s entitlement to the Assets on dissolution in order for the dissolution to occur on a tax-deferred basis under subsection 98(3) of the Income Tax Act.

14.7	Discretionary Redemption of Class F (2019 Note) Units and Class G (2020 Note) Units

(a)

The General Partner shall have the right to force the redemption of some or all of the Class F (2019 Note) Units and/or Class G (2020 Note) Units on a redemption date prior to the date of redemption contemplated in Section 14.5, in order to allow capital gains arising on the disposition of Assets through a distribution of such Assets to Class F (2019 Note) Limited Partners and Class G (2020 Note) Limited Partners to be allocated to the other Partners as contemplated in Sections 8.3(c) and 8.3(d).

(b)

The right to force redemption of Units in accordance with Section 14.7(a) may be exercised by the General Partner in its absolute discretion without notice to the Class F (2019 Note) Limited Partners or the Class G (2020 Note) Limited Partners.

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14.8	Early Redemption of Class D (MIP) Units

Automatically upon the termination of the employment of any Class D (MIP) Limited Partner from Carta, Mogo, or any successor entity of Carta or Mogo (each, the “Employer’) (other than termination by the Employer without cause), all Class D (MIP) Units held by such Class D (MIP) Limited Partner shall be redeemed by the Partnership at a price of $0.0001 per Class D (MIP) Unit.

14.9	Redemption upon a Class F (2019 Note) Maturity Date Distribution

Should the Crystallization Date not have occurred by the Class F (2019 Note) Redemption Date, as soon as practicable following this date, all of the Class F (2019 Note) Units shall be automatically redeemed by the distribution of Assets in the Partnership in accordance with Section 9.2.

14.10	Restrictions on Disposition of Mogo Partnership Shares

(a)	Should Mogo Partnership Shares be distributed to holders of Class A Units, Class B Units, Class C Units, Class D (MIP) Units, or Class G (2020) Notes pursuant to Section 14.5,14.6 and 14.7, unless the average daily trading volume of the Mogo Shares on the Toronto Stock Exchange, or, if the Mogo Shares are no longer listed on the Toronto Stock Exchange, another Recognized Stock Exchange, is 2,000,000 Mogo Shares or greater during the 90-day period immediately prior to the Crystallization Date (such date, the “Distribution Date”), the Mogo Consideration Shares shall be distributed with the following restrictive legends:

(i)	One third (1/3) of such Mogo Partnership Shares shall bear no restrictive legend;

(ii)	One third (1/3) of such Mogo Partnership Shares shall bear the following legend:

THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 3 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE]; and

(iii)	One third (1/3) of such Mogo Partnership Shares shall bear the following legend:

THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 6 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

(b)	Each Limited Partner acknowledges and agrees that the restrictive legends set out in Section 14.10(a) shall be placed on the physical certificates representing Mogo Partnership Shares distributed in accordance with Section 14.5 and 14.6, or if such Mogo Partnership Shares are uncertificated, shall be deemed to bear equivalent restrictions.

(c)	To the extent that the General Partner effects a distribution of an undivided interest in Mogo Consideration Shares in accordance with Section 14.6, such restrictive legends shall be placed on the physical certificates of the Mogo Shares following the consolidation of the partitioned Mogo Shares pursuant to the Plan of Arrangement.

(d)	shall not apply (i) to any Limited Partner who is distributed 100,000 or less Mogo Partnership Shares pursuant to the terms of this Agreement; (ii) if, during the 30-day period immediately prior to any such transaction, the average daily trading volume of the Mogo Shares on the Toronto Stock Exchange is 2,000,000 Mogo Shares or greater; or (iii) at any time after March 31, 2023.

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(e)	Section 14.10(d) survives termination of this Agreement and any Limited Partner ceasing to be hold LP Units or ceasing to be a party to this Agreement, and each Limited Partner acknowledges and agrees that it will comply with Section 14.10(d) notwithstanding that it may cease to hold LP units or cease to be party to this Agreement.

(f)	The General Partner shall not, and agrees and covenants that it will not sell, transfer, assign, distribute, dispose of, otherwise deal with Mogo Partnership Shares except as expressly permitted by the terms of this Agreement.

14.11	Partition of Assets

In no event and under no circumstances will a Partner be entitled, whether during the existence of the Partnership or after the commencement of the dissolution of the Partnership, to compel a partition, judicial or otherwise, of any of the assets of the Partnership to the Partners, either in kind or otherwise.

14.12	Termination of Partnership

The Partnership will terminate when all of its Assets have been distributed to the Limited Partners entitled to receive the remaining assets of the Partnership in accordance with Section 9.1.

ARTICLE 15
ACCOUNTING AND REPORTING

15.1	Books of Account

The General Partner will keep and maintain, or cause to be kept and maintained, full, complete and accurate books of account and records of the Partnership with respect to the Partnership’s business and financial affairs at its principal place of business or elsewhere as the General Partner may consider advisable. Such books of account and records will be retained by or on behalf of the General Partner for a minimum period of six years.

15.2	Reports

The General Partner will provide Partners with such existing and available reports, statements and information relating to the Partnership as any Partner may from time to time reasonably request.

ARTICLE 16
TAX MATTERS

16.1	Income Tax Reporting

The General Partner shall determine the income or loss of the Partnership for the preceding taxation year in accordance with the provisions of the Income Tax Act and provide the Limited Partners with information pertaining to the Partnership, including all allocations, which is necessary to permit the Limited Partners to complete their income tax returns for the preceding year. Each Partner shall prepare and file such documents as may be required to be prepared and filed under the Income Tax Act and shall include in its computation of the net income or loss of the Partnership for tax purposes as may be determined and allocated to it in accordance with this Agreement.

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16.2	Tax Elections and Forms

(a)	The General Partner will have the authority to sign on behalf of the Partnership and any Limited Partners any and all tax elections and forms permitted by Law, in its sole discretion. The General Partner will determine whether to make, to refrain from making or to revoke any and all elections permitted by Law, in its sole discretion.

(b)	The General Partner and the Limited Partners agree that:

(i)	the acquisition by the Partnership of the Carta Shares from former holders of Carta Shares who are Canadian Residents in exchange for the “Series 1” Units is intended to be effected on a tax deferred basis under subsection 97(2) of the Income Tax Act;

(ii)	the transfers by the Partnership of Carta Shares to Mogo is intended to occur on a tax-deferred basis under subsection 85(2) of the Tax Act;

(iii)	the distribution of Mogo Shares to the Canadian Resident Limited Partners upon dissolution of the Partnership in accordance with the terms of this Agreement is intended to occur on a tax-deferred basis under subsection 98(3) of the Income Tax Act, and

(iv)	the General Partner shall complete and file the required elections, as applicable, under each of subsections 85(2), 97(2) and 98(3) of the Income Tax Act, and any other equivalent or corresponding provision under applicable provincial or territorial tax legislation, in prescribed form.

16.3	Withholding

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its sole discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under any Law.

ARTICLE 17
TRANSFERS OF LP UNITS

17.1	Transfers of LP Units

Subject to Section 6.4, a Limited Partner may transfer any or all of its Class A Units, Class B Units and/or Class C Units with the prior written consent of the General Partner, which consent the General Partner may grant or withhold in its sole discretion.

ARTICLE 18

AMENDMENT OF AGREEMENT

18.1	Power to Amend

Subject to Section 11.10, this Agreement may be amended in writing by the General Partner with the consent of the Partners given by Ordinary Resolution of the holders of LP Units voting together as one class, provided that:

(a)

no amendment will be made to this Agreement which would have the effect of changing the Partnership from a limited partnership to a general partnership without the unanimous written consent of the Partners;

(b)	no amendment to this Agreement may give any Person the right to dissolve the Partnership, other than the General Partner’s right to dissolve the Partnership pursuant to Article 14; and

(c)	no amendment to this Agreement may be made unless consented to in writing by the holder of Class E Units, being the Initial Limited Partner.

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18.2	Amendment by General Partner

The General Partner (pursuant to its powers of attorney from the Limited Partners or as expressly provided in this Agreement), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection with that amendment, to reflect:

(a)	a change in the name of the Partnership or the location of the principal place of business or the registered office of the Partnership;

(b)	admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership for which the Limited Partners have limited liability under the applicable Laws;

(d)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable Partners to take advantage of, or not be detrimentally affected by, changes, proposed changes or differing interpretations with respect to the Income Tax Act, the regulations promulgated thereunder, administrative pronouncements of the Canada Revenue Agency, and judicial decisions, or other taxation Laws;

(e)	a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in this Agreement which may be defective or inconsistent with any other provision contained in this Agreement;

(f)	a change that the General Partner determines: (i) to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Governmental Entity or contained in any Laws, or (ii) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(g)	a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership, provided that such change is permitted by applicable Laws; and

(h)	any amendment expressly permitted in this Agreement to be made by the General Partner acting alone,

provided that such amendment does not materially adversely affect the Limited Partners.

18.3	Notice of Amendments

The General Partner will notify the Limited Partners in writing of the full details of any amendment to this Agreement, if any, within 60 days of the effective date of the amendment.

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ARTICLE 19
NOTICES

19.1	Notice

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed as follows:

(a)	if to the Partnership or the General Partner, addressed to

[NTD : Insert contact details]

or by email to [insert]

(b)	if to any Limited Partner, at the address, facsimile number or email address of such Partner as shown on the records of the Partnership.

19.2	Change of Address

A Limited Partner may, at any time, change the Limited Partner’s address for the purposes of service by written notice to the General Partner. The General Partner may change its address for the purpose of service by written notice to all the Limited Partners.

ARTICLE 20
MISCELLANEOUS

20.1	Severability

If any Article, Section or any portion of any Section of this Agreement is determined to be unenforceable or invalid by arbitration or by the decision of any court of competent jurisdiction which is not appealed or appealable, for any reason whatsoever, that unenforceability or invalidity will not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof will be severed from the remainder of this Agreement.

20.2	Governing Law

This Agreement and its application and interpretation will be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein, except in such cases and to such extent as the laws of another jurisdiction will necessarily control. Each Partner irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

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20.3	Confidentiality

Each Limited Partner agrees that it shall not disclose without the prior consent of the General Partner (other than to such Limited Partner’s officers, directors, shareholders, employees, accountants, auditors or counsel) any information with respect to the Partnership, provided that a Limited Partner may disclose any such information:

(a)	as has become generally available to the public;

(b)	as may be required or appropriate in any report, statement or testimony submitted to any municipal, provincial or federal regulatory body having jurisdiction over such Limited Partner;

(c)	as may be required or appropriate in response to any summons or subpoena or in connection with any litigation;

(d)	to the extent necessary in order to comply with any law, order, regulation, ruling or other governmental request applicable to such Limited Partner; and

(e)	to its professional advisors.

20.4	Further Assurances

Each Partner will execute and deliver any and all documents and writings and do all things necessary or expedient in the creation of this Partnership and the achievement of its purposes.

20.5	Counterparts

This Agreement may be executed in counterparts.

20.6	Time

Time is of the essence hereof and no extension or variation of this Agreement operates as a waiver of this provision.

20.7	Binding Effect

Each and all of the covenants, terms, provisions and agreements herein contained are binding upon and enure to the benefit of the Partners, their respective heirs, executors, administrators, committees and legal personal representatives, and to the extent permitted by this Agreement, their respective successors and assigns.

20.8	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any parties rely upon or regard as material, any representation or writing not incorporated herein and made a part hereof.

20.9	Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than the General Partner) any of the liabilities or obligations of a general partner under the Limited Partnerships Act, that provision will be of no force and effect.

20.10	Consent to Certain Transfers

Notwithstanding any other provision of this Agreement to the contrary, each party hereto acknowledges and consents to a transfer of the Units (including the grant of a lien or security interest on and in the Units or pledge thereof, and the sale, transfer or other disposition of the Units in exercise of such lien, security interest or pledge) insofar as such transfer is required in connection with a financing arrangement to which the Partnership is a party or has otherwise been approved by the General Partner.

20.11	Language of Agreement

The parties to this Agreement have expressly agreed that this Agreement be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent contrat soit rédigé en anglais.

[Remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF this Agreement is executed as of the date first set out above.

[INSERT NAME OF GP], as General Partner of CARTA LIMITED PARTNERSHIP

Per:
Name:
Title:

MOGO INC.

Per:
Name:
Title:

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Schedule “A”
UNIT REGISTER

- 1 -

Schedule C

Illustrative Working Capital Calculation

[redacted]

C-1

Schedule D

Illustrative Indebtedness Calculation

[redacted]

D-1

Schedule E

Representations and Warranties of the Purchaser

(a)	Organization and Qualification. The Purchaser is a corporation duly continued and existing under the laws of the Province of British Columbia and is up-to-date in respect of all material corporate filings and is in good standing under the Business Corporations Act (British Columbia). The Purchaser has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, and has all authorizations required to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect in respect of the Purchaser. The Purchaser has not taken any action to amend or supersede the Purchaser's Constating Documents.

(b)	Corporate Authority. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Board of the Purchaser Circular and approval by the Purchaser Shareholders in the manner required by Law.

(c)	Enforcement and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	Government Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity.

(e)	No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Purchaser's Constating Documents; (ii) contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser; (iii) allow any Person to exercise any rights, require any consent, or other action by any Person, or constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or authorization to which the Purchaser or any of its Purchaser Material Subsidiaries is a party of by which the Purchaser or any of its Purchaser Material Subsidiaries is bound, which would have a Material Adverse Effect in respect of the Purchaser; or (iv) result in the creation or imposition of any Encumbrance upon any of the Purchaser's assets or the assets of any of its Subsidiaries which would have a Material Adverse Effect in respect of the Purchaser.

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(f)	Capitalization.

(i)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of preferred shares. As of the close of business on the date of this Agreement, there were 30,176,568 issued and outstanding Purchaser Shares as fully paid and non-assessable and no issued and outstanding preferred shares. In addition, as of the close of business on the date of this Agreement, there were an aggregate of 15,117,982 Purchaser Shares issuable upon the exercise, conversion or vesting of 4,622,919 Purchaser Options, 79,005 Purchaser RSUs, 4,479,392 Purchaser NCD Warrants, 1,546,120 Purchaser Postmedia Warrants and 4,390,546 Purchaser Debentures, issued under the Purchaser Stock Option Plans, Purchaser RSU Plan, Purchaser Warrant Indenture, certain warrant certificates and the Purchaser Debenture Indenture, respectively (collectively, the "Purchaser Convertible Instruments", and the securities issued and issuable under them, the "Purchaser Dilutive Securities"). All Purchaser Dilutive Securities have been duly authorized and validly issued and, upon issuance in accordance with their respective terms, the Purchaser Shares underlying such Purchaser Dilutive Securities will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights or any Law.

(ii)	The Purchaser Convertible Instruments and the issuance of Purchaser Dilutive Securities thereunder have been duly authorized by the Purchaser Board in compliance with Law and the terms of the Purchaser Dilutive Securities.

(iii)	Except for the outstanding Purchaser Options, Purchaser RSUs, Purchaser Debentures, Purchaser NCD Warrants and Purchaser Postmedia Warrants, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any of its Purchaser Material Subsidiaries to, directly or indirectly, issue or sell any securities of the Purchaser or any of its Purchaser Material Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or any of its Purchaser Material Subsidiaries, or the value of which is based on the value of the securities of the Purchaser or any of its Subsidiaries.

(g)	Subsidiaries. The Purchaser Material Subsidiaries are the only material Subsidiaries of the Purchaser and all shares of such Purchaser Material Subsidiaries are held, directly or indirectly, by the Purchaser and are held free and clear of all Encumbrances, except as disclosed in the Purchaser Public Record. All of such shares in the capital of the Purchaser Material Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Purchaser of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Purchaser Material Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Purchaser Material Subsidiaries (i) has been duly formed in its respective jurisdiction of formation and is up-to-date in respect of all material corporate filings and is in good standing under the laws of such jurisdiction and (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, except as would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

(h)	Securities Law Matters. The Purchaser is a "reporting issuer" under Securities Laws in each of the provinces and territories of Canada. The Purchaser Shares are listed and posted for trading on the TSX and NASDAQ. The Purchaser is not in default of Securities Laws or the rules or regulations of the TSX or NASDAQ. The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect, has been threatened, or to the knowledge of the Purchaser, is expected to be implemented or undertaken, and to the knowledge of the Purchaser, the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

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(i)	Purchaser Public Record. Since January 1, 2018, the Purchaser has timely filed or delivered all documents and instruments required to be filed or furnished by it under Securities Laws (including "documents affecting the rights of securityholders" and "material contracts" required to be filed by Part 12 of National Instrument 51-102 - Continuous Disclosure Obligations) (the "Purchaser Public Record"). Each of the documents and instruments constituting the Purchaser Public Record did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of document or instrument in the Purchaser Public Record. Neither the Purchaser nor any such document or instrument is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or NASDAQ.

(j)	Financial Statements.

(i)	The Purchaser Financial Statements: (A) were prepared in accordance with IFRS consistently applied (except (1) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser's independent auditors, or (2) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Law in the unaudited statements) and Law; (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser on a consolidated basis.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Purchaser or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)	The financial books, records and accounts of the Purchaser and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, (B) are stated in reasonable detail, (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries, and (D) accurately and fairly reflect the basis for the Purchaser Financial Statements.

(iv)	There has not ever been any "reportable event" (within the meaning of National Instrument 51 - 102 - Continuous Disclosure Obligations) with the Purchaser's auditors.

(v)	Since January 1, 2018, neither the Purchaser nor any of its Purchaser Material Subsidiaries nor, to the knowledge of any director, officer, employee, auditor, accountant or representative of the Purchaser or any of its Subsidiaries, has the Purchaser received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, from the Purchaser's auditors or any Governmental Entity, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

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(k)	Undisclosed Liabilities. Neither the Purchaser nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, except for (a) liabilities and obligations that are specifically presented on the Purchaser Balance Sheet or disclosed in the notes thereto; (b) those incurred in the Ordinary Course since the date of the Purchaser Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement.

(l)	Real Property and Personal Property.

(i)	Neither the Purchaser nor its Subsidiaries own any real property or hold an ownership interest in any real property.

(ii)	Neither the Purchaser nor its Subsidiaries lease any real property, hold a leasehold interest in any real property, or have a licence to use and/or occupy any real property save and except as listed in the Purchaser Disclosure Letter (the "Purchaser Leased Real Property").

(iii)	The Purchaser and its Subsidiaries have good, valid and marketable title to, and/or a valid and enforceable interest and tenure (whether leasehold, licenced or otherwise) in the Purchaser Leased Real Property, including in and to the fixtures thereto (collectively, the "Purchaser Real Property").

(iv)	Neither the Purchaser nor its Subsidiaries has sub-leased, licensed or otherwise granted to any Person the right to use or occupy any Purchaser Leased Real Property save and except as listed in the Purchaser Disclosure Letter.

(v)	The Purchaser and/or its Subsidiaries, as the case may be, enjoys exclusive, peaceful, and quiet possession of the Purchaser Leased Real Property in accordance with the terms of the lease thereof, is not in default or breach under such lease, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute a default or breach by the Purchaser and/or its Subsidiaries. The Purchaser and/or its Subsidiaries, as the case may be, has timely paid all rent and other sums due and payable under the lease(s) for the Purchaser Leased Real Property.

(vi)	The Purchaser Real Property is sufficient for the purpose of the business of the Purchaser and its Subsidiaries as presently conducted, and the Purchaser and its Subsidiaries own, lease or licence all personal property as is necessary for them to conduct their business as presently conducted (collectively, the "Personal Property"), and the Purchaser and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all of such Personal Property.

(vii)	There are no suits, actions or proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting any of the Purchaser Real Property or Personal Property before any Governmental Entity.

(viii)	There are no pending, or to the knowledge of the Purchaser, threatened condemnation or expropriation proceedings with respect to any of the Purchaser Real Property.

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(ix)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Purchaser Real Property(or any portion thereof or interest therein) or any of the material assets owned or leased or otherwise held by the Purchaser or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(x)	There is/are no material breach(es) of any covenant affecting title to the Purchaser Real Property which is/are outstanding.

(xi)	There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Purchaser Real Property.

(xii)	The current uses of the Purchaser Real Property is lawful and valid under all applicable Law and any permission authorizing such uses are unconditional and permanent.

(xiii)	All required consents and approvals have been obtained in respect of the development of the Purchaser Real Property and any alteration, extension or other improvement thereof.

(m)	Compliance with Laws. The Purchaser and each of its Purchaser Material Subsidiaries is, and has been, in compliance in all material respects with Law, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Purchaser.

(n)	Complete and Accurate Responses. All information provided to the Company by the Purchaser in connection with the due diligence requests from the Company is complete and accurate in all material respects and is not misleading in any material respect, whether by way of omission or otherwise.

(o)	Finder's Fees; Commission. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Purchaser, the Purchaser Board, or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Purchaser or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with this Agreement or the transactions contemplated by this Agreement.

(p)	Purchaser Board. The Purchaser Board has unanimously: (i) determined that the Consideration to be paid by the Purchaser pursuant to the Arrangement and this Agreement is fair and that the Arrangement is in the best interests of the Purchaser and the Purchaser Shareholders; and (ii) authorized the entering into of this Agreement and the performance by the Purchaser of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(q)	Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute, settlement procedure, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, or to the knowledge of the Purchaser, any investigation or inquiry by or complaint before any Governmental Entity, including related to any Tax or employment matter (collectively, "Proceedings") against or involving the Purchaser or any of its Purchaser Material Subsidiaries or any of their respective properties or assets pending or, to the knowledge of the Purchaser, threatened and, to the knowledge of the Purchaser, no event has occurred, or state of facts exists, which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser.

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(r)	Employment Matters. None of the Purchaser nor any of its Subsidiaries is a party to or bound by any Contract with any director or officer of the Purchaser or any of the Subsidiaries that includes any termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former directors, officers or employees providing for cash or other compensation or benefits of any nature upon the consummation of, or relating to, the Arrangement.

(s)	Taxes.

(i)	The Purchaser and each of its Purchaser Material Subsidiaries has: (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of the Purchaser, for which adequate reserves have been provided in the Purchaser Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect in respect of the Purchaser; and (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser.

(ii)	There are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the Purchaser or any of its Purchaser Material Subsidiaries.

(iii)	The Purchaser is a "taxable Canadian corporation" as defined in the Tax Act.

(iv)	Since the date of the most recent Purchaser Financial Statements, neither the Purchaser, nor any of its Purchaser Material Subsidiaries has incurred any liability in respect of Taxes, other than in the ordinary course of its business.

(t)	Ordinary Course.

Since January 1, 2019 and except as disclosed in the Purchaser Public Record:

(i)	other than the transactions contemplated in this Agreement, the Purchaser and each of its Purchaser Material Subsidiaries has conducted their respective business only in the Ordinary Course;

(ii)

there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser;

(iii)

except for Ordinary Course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any officer or executive employees of any of Purchaser or any of its Purchaser Material Subsidiaries;

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(iv)	there has not been any redemption, repurchase or other acquisition of Purchaser Shares by the Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Purchaser Shares; and

(v)	there has not been any entering into, or an amendment of, any Purchaser Material Contract other than in the Ordinary Course.

(u)	Purchaser Material Contracts.

(i)	Each Purchaser Material Contract of the Purchaser is legal, valid, binding and in full force and effect and is enforceable by the Purchaser or a Purchaser Material Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors' rights generally, and to general principles of equity) and is the product of fair and arms' length negotiations between each of the parties to such Purchaser Material Contracts of the Purchaser.

(ii)	The Purchaser and each of its Purchaser Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Purchaser Material Contracts of the Purchaser and neither the Purchaser nor any of its Purchaser Material Subsidiaries is in breach or default under any such Purchaser Material Contract, nor does the Purchaser have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(iii)	None of the Purchaser or any of its Purchaser Material Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Purchaser, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default of any such Purchaser Material Contract by any other party to a Purchaser Material Contract of the Purchaser.

(iv)	The Purchaser has not received any notice (whether written or oral), that any party to a Purchaser Material Contract of the Purchaser intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or any of its Purchaser Material Subsidiaries, and, to the knowledge of the Purchaser, no such action has been threatened.

(v)	Provided the Purchaser Key Consents are obtained, no party to a Purchaser Material Contract, other than a Contract listed in Schedule (aa), is entitled to terminate or amend such Purchaser Material Contract in connection with or as a result of, or is otherwise entitled to a payment in connection with, the Arrangement and the transactions contemplated in this Agreement.

(v)	Environmental Matters. The Purchaser and the Purchaser Material Subsidiaries are in compliance, in all material respects with all Laws, by-laws and regulations and orders, directives and decisions rendered by any Governmental Entity (the "Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance.

(w)	Money Laundering; Anti-Terrorism; Anti-Corruption. None of the Purchaser, its Subsidiaries or, to the knowledge of the Purchaser, any director, officer, employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, or otherwise breached the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or is in violation of any other similar Law, or made any payment to any foreign, Canadian, governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

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Schedule F

Representations and Warranties of the Company

(a)	Organization and Qualification. The Company is a corporation duly incorporated and existing under the laws of Canada and is up-to-date in respect of all material corporate filings and is in good standing under the Canada Business Corporations Act. The Company has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, and has all authorizations required to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. The Company has not taken any action to amend or supersede the Company's Constating Documents.

(b)	Corporate Authority. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Company of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Company Board of the Company Circular, the Company Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(c)	Enforcement and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	Government Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity.

(e)	No Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Company's Constating Documents; (ii) contravene, conflict with or result in a violation or breach of any Law applicable to the Company; (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or authorization to which the Company or any of its Subsidiaries is a party of by which the Company or any of its Subsidiaries is bound, which would have a Material Adverse Effect in respect of the Company; or (iv) result in the creation or imposition of any Encumbrance upon any of the Company's assets or the assets of any of its Subsidiaries which would have a Material Adverse Effect in respect of the Company.

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(f)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Series A Preferred Shares, an unlimited number of Series B Preferred Shares and an unlimited number of Series C Preferred Shares. As of the close of business on the date of this Agreement, there were 1,000,000 issued and outstanding Common Shares, 18,300,000 Series A Preferred Shares, 25,000,000 Series B Preferred Shares, and 25,300,690 Series C Preferred Shares as fully paid and non-assessable. The foregoing Common Shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares are not subject to and were not issued in violation of any pre-emptive rights or any Law. In addition, as of the close of business on the date of this Agreement, there were an aggregate of 82,182 Series C Preferred Shares issuable upon the exercise, conversion or vesting of 82,182 Company Options issued under the Company Stock Option Plan (collectively, the "Company Dilutive Securities"). All Company Dilutive Securities have been duly authorized and validly issued and, upon issuance in accordance with their respective terms, the Series C Preferred Shares underlying such Company Dilutive Securities will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights or any Law.

(ii)	The Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the date of this Agreement: (i) the number of Series C Preferred Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of the Company; and (vi) the extent to which such Company Options are vested and are exercisable.

(iii)	The issuance of the Series C Preferred Shares under the Company Stock Option Plan has been duly authorized by the Company Board in compliance with Law and the terms of the Company Stock Option Plan.

(iv)	Except for the outstanding Company Shares and Company Options, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, or the value of which is based on the value of the securities of the Company or any of its Subsidiaries.

(g)	Subsidiaries. The Company Disclosure Letter sets out all of the Subsidiaries of the Company. Except as disclosed in the Company Disclosure Letter, all securities of such Subsidiaries are held, directly or indirectly, by the Company and are held free and clear of all Encumbrances, except as disclosed in the Company Disclosure Letter. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no Person (other than pursuant to the Arrangement) has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries (i) has been duly formed in its respective jurisdiction of formation and is up-to-date in respect of all material corporate filings and is in good standing under the laws of such jurisdiction and (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

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(h)	Securities Law Matters. The Company is not in default of Securities Laws or the rules or regulations of any securities commission, stock exchange or similar regulatory authority. The Company has not taken any action to cease to be a reporting issuer in any province nor has the Company received notification from any securities commission, stock exchange or similar regulatory authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or to the knowledge of the Company, is expected to be implemented or undertaken, and to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(i)	Financial Statements.

(i)	The Company Financial Statements: (A) were prepared in accordance with IFRS consistently applied (except (1) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors, or (2) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Law in the unaudited statements) and Law; (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)	The financial books, records and accounts of the Company have been maintained, in all material respects, in accordance with IFRS.

(iv)	The financial books, records and accounts of the Company and each of its Subsidiaries: (A) are stated in reasonable detail, (B) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries, and (C) accurately and fairly reflect the basis for the Company Financial Statements.

(v)	There has not ever been any "reportable event" (within the meaning of National Instrument 51 - 102 - Continuous Disclosure Obligations) with the Company's auditors.

(vi)	Since January 1, 2018, neither the Company nor any of its Subsidiaries nor, to the knowledge of any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has the Company received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(j)	Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, except for (a) liabilities and obligations that are specifically presented on the Company Balance Sheet or disclosed in the notes thereto; (b) those incurred in the Ordinary Course since the date of the Company Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement.

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(k)	Corporate Records. The corporate records and minute books of the Company and each of the Subsidiaries have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects except for minutes which are in draft form.

(l)	Real Property and Personal Property.

(i)	Neither the Company nor its Subsidiaries own any real property or hold an ownership interest in any real property, or have owned or held such ownership interest in the past five years, save and except as set out in the Company Disclosure Letter (the "Owned Real Property").

(ii)	Neither the Company nor its Subsidiaries lease any real property, hold a leasehold interest in any real property, or have a licence to use and/or occupy any real property save and except as set out in the Company Disclosure Letter (the "Company Leased Real Property").

(iii)	The Company and its Subsidiaries have good, valid and marketable title to, and/or a valid and enforceable interest and tenure (whether a leasehold, licenced or otherwise) in the Company Leased Real Property, including in and to the fixtures thereto (collectively, the "Company Real Property").

(iv)	Neither the Company nor its Subsidiaries has sub-leased, licensed or otherwise granted to any Person the right to use or occupy any Company Leased Real Property save and except as set out in the Company Disclosure Letter.

(v)	The Company and/or its Subsidiaries, as the case may be, enjoys exclusive, peaceful, and quiet possession of the Company Leased Real Property in accordance with the terms of the lease thereof, is not in default or breach under such lease, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute a default or breach by the Company and/or its Subsidiaries. The Company and/or its Subsidiaries, as the case may be, has timely paid all rent and other sums due and payable under the lease(s) for the Company Leased Real Property.

(iii)	The Company Real Property is sufficient for the purpose of the business of the Company and its Subsidiaries as presently conducted, and the Company and its Subsidiaries own, lease or licence all Personal Property as is necessary to conduct their business as presently conducted, and the Company and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all of such Personal Property.

(iv)	There are no suits, actions or proceedings pending or, to the knowledge of the Company, threatened against or affecting any of the Company Real Property, Owned Real Property or Personal Propertybefore any Governmental Entity.

(v)	There are no pending, or to the knowledge of the Company, threatened condemnation or expropriation proceedings with respect to any of the Company Real Property.

(vi)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Company Real Property (or any portion thereof or interest therein) or any of the material assets owned or leased or otherwise held by the Company or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

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(vii)	There is/are no material breach(es) of any covenant affecting title to Company Real Property which is/are is outstanding.

(viii)	There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Company Real Property.

(ix)	The current uses of the Company Real Property is the lawful and valid under all applicable and any permission authorizing such uses are unconditional and permanent.

(x)	All required consents and approvals have been obtained in respect of the development of the Company Real Property and any alteration, extension or other improvement thereof.

(m)	Compliance with Laws. The Company and each of its Subsidiaries is, and has been, in compliance in all material respects with Law, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

(n)	Complete and Accurate Responses. All information provided to the Purchaser by the Company in connection with the due diligence requests from the Purchaser is complete and accurate in all material respects and is not misleading in any material respect, whether by way of omission or otherwise.

(o)	Finder's Fees; Commission. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company, the Company Board, or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with this Agreement or the transactions contemplated by this Agreement.

(p)	Company Board. The Company Board, after consultation with its legal advisors, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company and the Company Shareholders; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations. Each of the Company Existing Voting Support Securityholders has advised the Company that they will vote or cause to be voted all Company Existing Voting Securities beneficially held by them in favour of the Arrangement Resolution and each has entered into a Company Voting Support Agreement with the Purchaser. As of the Effective Date, each of the holders of Company 2020 Notes (Tranche Two) will have advised the Company that they will vote or cause to be voted all Company 2020 Notes (Tranche Two) beneficially held by them in favour of the Arrangement Resolution and each will have entered into a Company Voting Support Agreement in respect of their Company 2020 Notes (Tranche Two) with the Purchaser.

(q)	Litigation. There is no Proceeding against or involving the Company or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no event has occurred, or state of facts exists, which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of the Company.

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(r)	Employment Agreements.

(i)	Save and except as disclosed in the Company Disclosure Letter, none of the Company nor any of its Subsidiaries is a party to or bound by any Contract with any director or officer of the Company or any of the Subsidiaries that includes any termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former directors, officers or employees providing for cash or other compensation or benefits of any nature upon the consummation of, or relating to, the Arrangement, including a change of control of the Company.

(ii)	Save and except as disclosed in the Company Disclosure Letter, no employee will be entitled to any bonus, payment, accelerated vesting or other benefit as a result of the terms of this Agreement or the transactions contemplated hereby.

(iii)

The Company is not a party, either directly or by operation of law, to any collective agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to the knowledge of the Company, has applied or threatened to apply to be certified as the bargaining agent of any of the employees.To the knowledge of the Company, (a) there have been no actual or threatened and there are no pending union organizing activities involving the employees and (b) the Company does not have any labour problems that might adversely affect the business or lead to an interruption of operations.

(iv)	The Company has not received any material inspection reports under applicable Occupational Health and Safety legislation relating to the Company in the past three (3) years. There are no outstanding inspection Occupational Health and Safety orders ("Orders") nor, to the knowledge of the Company, any pending or threatened charges made under applicable Occupational Health and Safety legislation relating to the Company. There have been no fatal or critical accidents within the last three (3) years which could reasonably be expected to lead to charges involving the Company under applicable Occupational Health and Safety legislation.

(v)	The Company does not have any commitment to establish or enter into any new Company Employee Plan, to modify any Company Employee Plan or the terms of the applicable Company Employee Plan. The Company has made available to Purchaser(i) current and complete copies of all written Company Employee Plans, and where unwritten, a written summary of the current terms of each Company Employee Plan, and (ii) all material written Contracts relating to each Company Employee Plan, including administrative service Contracts and group insurance Contracts. Except as would not be reasonably expected to have a Material Adverse Effect on the Company, the Companyhas performed all material obligations required to be performed by them under, are not in default or violation of, and, as of the date hereof, the Company has no knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Laws. There are no claims pending or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan, other than as would not be expected to have a Material Adverse Effect on the Company. For the purposes of this Section (t)(v), "Company Employee Plan" means the Company's health and other medical benefit plans, including medical or dental treatment or expenses, life and other insurance including accident insurance, vision, legal, long-term and short-term disability.

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(vi)	No employee or former employee of the Company is or has been, during his or her employment with the Company, an illegal or undocumented worker. All current and former employees, independent contractors, agents or consultants have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in Canada . The Company Disclosure Letter discloses in respect of each employee who is employed pursuant to a work permit, the expiry date of such work permit and whether the Company has made any attempts to renew such work permit.

(vii)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Company Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Company or of the applicable Subsidiary. No employee of the Company is entitled to, or has been led to believe that they are entitled to, any amount reversing or restoring any reduction made in 2020 to salary, commission or other form of compensation

(s)	Taxes.

(i)	The Company and each of its Subsidiaries has: (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of the Company, for which adequate reserves have been provided in the Company Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect in respect of the Company; and (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

(ii)	There are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the Company or any of its Subsidiaries.

(iii)	Since the date of the most recent Company Financial Statements, neither the Company, nor any of its Subsidiaries has incurred any liability in respect of Taxes, other than in the ordinary course of its business.

(t)	Ordinary Course.

Since January 1, 2019 and except as disclosed in the Company Disclosure Letter:

(i)	other than the transactions contemplated in this Agreement, the Company and each of its Subsidiaries has conducted their respective business only in the Ordinary Course;

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(ii)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, individually or in the aggregate, a Material Adverse Effect in respect of the Company;

(iii)	except for Ordinary Course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any officer or executive employees of any of Company or any of its Subsidiaries;

(iv)	there has not been any redemption, repurchase or other acquisition of Purchaser Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Purchaser Shares; and

(v)	there has not been any entering into, or an amendment of, any Company Material Contract other than in the Ordinary Course.

(u)	Company Material Contracts.

	(i)	The Company Disclosure Letter sets forth, as of the date of this Agreement, all of the Company Material Contracts to which the Company or any of its Subsidiaries is a party or by which they are bound. Each Company Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors' rights generally, and to general principles of equity) and is the product of fair and arms' length negotiations between each of the parties to such Company Material Contracts.

	(ii)	The Company and each of its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Company Material Contracts of the Company and neither the Company nor any of its Subsidiaries is in breach or default under any such Company Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

	(iii)	None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default of any such Company Material Contract by any other party to a Company Material Contract.

	(iv)	The Company has not received any notice (whether written or oral), that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

	(v)	Provided the Company Key Consents are obtained, no party to a Company Material Contract, other than a party to Contracts listed in the Company Disclosure Letter, is entitled to terminate or amend such Company Material Contract in connection with or as a result of, or is otherwise entitled to a payment in connection with, the Arrangement and the transactions contemplated in this Agreement.

(v)

Customers. No customer of the Company or its Subsidiaries has given the Company or a Subsidiary of the Company (as applicable) notice terminating, canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Contract or relationship with the Company or any of its Subsidiaries or threatening to take any of such actions, and, to the knowledge of the Company, no such customer intends to do any of the foregoing.

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(w)	Environmental Matters. The Company and its Subsidiaries are in compliance, in all material respects with all Environmental Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance.

(x)	Money Laundering; Anti-Terrorism; Anti-Corruption. None of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, or otherwise breached the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or is in violation of any other similar Law, or made any payment to any foreign, Canadian, governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

(y)	Intellectual Property.

(i)	The Company Disclosure Letter sets forth a complete and correct list of all, and all pending applications for all, patents, provisional patent applications, trademarks, trade names, copyrights, trade secrets, proprietary and non-public business information, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, and all other intellectual property rights that are needed for or material to the conduct of the business and operations, as presently conducted, of the Company, taken as a whole (collectively, the "Intellectual Property Rights"). The Intellectual Property Rights owned by the Company are subsisting and unexpired, and have not been abandoned or cancelled. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company owns or possesses sufficient and legally enforceable licenses or other rights to all Intellectual Property Rights necessary for the conduct of the business and operations of the Company as currently conducted, free and clear of Encumbrances.

(ii)	All of the registered Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company.

(iii)	To the knowledge of the Company, all of the Intellectual Property Rights are valid, and enforceable, and do not infringe in any material way upon any person's intellectual property rights.

(iv)	To the knowledge of the Company, the conduct of the business of the Company, as currently carried on and proposed to be carried on, does not infringe any intellectual property rights of any person. The Company has not received written or oral notice of any such infringement. To the knowledge of the Company, no person is infringing the Intellectual Property Rights owned by the Company.

(v)	The Company has taken all commercially reasonable steps to protect its Intellectual Property Rights, in each case in accordance with industry practice. To the knowledge of the Company, the Company's Intellectual Property Rights have not been developed with the assistance or use of any funding from third parties or third party agencies.

(vi)	The Company is not a party to or bound by any Company Material Contract or other obligation that limits or impairs its ability to use, sell, transfer, assign or convey, or that otherwise affects: (i) any of the Intellectual Property Rights owned by it or (ii) any of the Intellectual Property Rights, licensed to or used by it, the loss of which would have a Material Adverse Effect on the Company. The Company has not granted to any Person any right, license or permission to use all or any portion of, or otherwise encumbered any of its rights in, or to, any of the Intellectual Property Rights owned by, licensed to or used by the Company. The Company is not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property Rights, other than license, maintenance or other fees for software paid in the Ordinary Course.

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(vii)	The transactions contemplated by this Agreement and the Arrangement Resolution and the continued operation of the Company in the same manner in which it is currently carried on will not violate or breach the terms of any Intellectual Property Rights license or entitle, to the knowledge of the Company, any other party to any such Intellectual Property Rights license to terminate or modify it, or otherwise adversely affect the Company's rights under it.

(viii)	To the knowledge of the Company, no confidential information of the Company has been disclosed to any third party other than pursuant to a confidentiality agreement pursuant to which such third party agrees to protect such confidential information or otherwise in accordance with the Company's reasonable business practices.

(ix)	Each Trade Secret material to the Company is appropriately documented and the documentation in possession of the Company related to such Trade Secrets is current, accurate and sufficient in detail and content to identify and explain the Trade Secrets and allow their full and proper use by the Company without reliance on the knowledge or memory of any individual. The Company has taken reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. Any disclosures of Trade Secrets have been made under a written agreement which includes contractual provisions to protect unauthorized disclosure and use of the Trade Secret. No Trade Secret is currently subject to any adverse claim or has been challenged or to the Company's knowledge, threatened in any way. No Trade Secrets are co-owned or jointly-owned with any Person. To the Company's knowledge, no confidential or proprietary information owned by any Person (other than the Company, its directors, officers or employees) has been incorporated into any Trade Secret. No Trade Secret is the subject of any escrow or similar arrangement which may provide the release of such Trade Secrets to Persons other than the Company under any conditions.

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Schedule G

Purchaser's Retention Plan

The Purchaser believes that retention of Company employees is integral to the future success of the Company’s business. Therefore, it is the Purchaser’s strong desire to retain Company employees and, in particular, the senior management of the Company, to help ensure that the Company’s business will continue to operate in the usual course and without disruption, following the closing of the Arrangement.

To that end, the Purchaser’s Retention Plan is as follows:

1.	Senior Management. Members of the Company’s management team who participate in the Company’s Management Incentive Plan shall participate in the “waterfall” distribution as described more particularly in, and in accordance with, the Limited Partnership, provided that such members of the Company’s management team remain employees of the Company as further set out therein.

2.	Equity-Based Compensation. In alignment with the Purchaser’s corporate culture and compensation structure, the Purchaser will provide equity-based compensation to all Company employees who do not participate in the “waterfall” under the Limited Partnership, in accordance with the terms of the Purchaser’s Stock Option Plan and subject to the approval of the Purchaser’s Board of Directors. The Purchaser will work with the Company’s senior leadership team to determine the appropriate level of such equity-based compensation for each Company employee in a manner consistent with the Purchaser’s existing equity compensation practices. In addition, any employees who participate in the “waterfall” under the Limited Partnership are eligible for consideration for additional equity-based compensation under the terms of the Purchaser’s Stock Option Plan as the Purchaser deems appropriate from time to time and subject to the approval of the Purchaser’s Board of Directors.

G-1